Exhibit 99.12

Consisting of the following:

Annex A -   Complaint for Declaratory Relief and Injunction

Annex B -   Motion for Preliminary Injunction

Annex C -   Declaration of Charles R.T. O'Kelley in Support of Motion for Preliminary
            Injunction and Declaratory Relief

Annex D -   Declaration of Charles W. Griege, Jr. in Support of Motion for Preliminary
            Injunction and Declaratory Relief

Annex E -   Declaration of Paul J. Miller, Jr. in Support of Motion for Preliminary Injunction
            and Declaratory Relief

Annex A

Complaint for Declaratory Relief and Injunction,
filed in the Superior Court of Washington
in and for King County on March 13, 2018

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

BLUE LION OPPORTUNITY MASTER FUND, L.P.,	
Plaintiff,	No. 18-2-06791-0 SEA
v.	COMPLAINT FOR DECLARATORY RELIEF AND INJUNCTION
HOMESTREET, INC.,	
Defendant.	

Blue Lion Opportunity Master Fund, L.P. ("Blue Lion"), by and through undersigned counsel, states and alleges as follows as a claim for a declaration of rights under RCW 7.24.010 and seeks a preliminary and permanent injunction. This case is about whether an incumbent group of corporate directors can use their control of the corporate machinery to block the nomination of alternative directors – their would-be replacements – on non-substantive grounds. No meaningful election can take place when one of the election contestants has authority to reject the nomination of his opponents, especially on specious grounds. Blue Lion, one of the largest investors in the defendant HomeStreet, is intending to nominate directors at this year's meeting of HomeStreet shareholders. Defendant, through the actions of the incumbent directors, are claiming the authority to block that action and preserve for themselves the lucrative and prestigious HomeStreet directorships. Plaintiff believes meaningful elections involve choice and seeks an order to enable its fellow shareholders to have a choice of nominees at this year's annual meeting of shareholders.

COMPLAINT FOR DECLARATORY RELIEF AND
INJUNCTION - 1

I.   PARTIES

1.   Blue Lion has its principal place of business in Dallas, Texas. Affiliates of Blue Lion include Charles W. Griege, Jr., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., and Blue Lion Opportunity Master Fund, L.P. (collectively, the "Blue Lion Entities"). These affiliates are not parties.

2.   HomeStreet, Inc. (the "Company" or "HomeStreet"), is the parent company of HomeStreet Bank (the "Bank"). HomeStreet is a public company whose stock trades on the NASDQ exchange. It is a financial services company headquartered in Seattle, Washington, serving consumers and businesses in the State of Washington as well as the Western United States and Hawaii through its various operating subsidiaries. The Company operates two primary business segments: Mortgage Banking, which originates and purchases single family residential mortgage loans, primarily for sale into secondary markets; and Commercial & Consumer Banking, including commercial real estate, commercial lending, residential construction lending, retail banking, private banking, investment, and insurance services.

3.   The Board of Directors of HomeStreet is comprised of Mark K. Mason, David A. Ederer, Scott M. Boggs, Victor H. Indiek, Thomas E. King, George "Judd" Kirk, Mark R. Patterson, Douglas I. Smith, and Donald R. Voss.

4.   Because the ability to vote, especially on the question of who will make up the board of directors, is the key factor that legitimates the directors' control over property that is not their own (because the company is owned by the shareholders), corporate actions that are designed to or have the effect of thwarting the free exercise of the shareholders' franchise are subject to close scrutiny in the courts. This is just such an action. HomeStreet has improperly thwarted the fundamental rights of Blue Lion to nominate for election as directors two experienced professionals. Blue Lion also intends to present two substantive proposals at the annual meeting and to seek shareholder support for those proposals. Both of those proposals seek to implement at HomeStreet good corporate governance practices – annual elections for

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directors and an independent Chairman. Both proposals directly impact the roles and prestige of the existing directors, and threaten their continued compensation from the corporation. The Board and the Chairman have acted improperly, and in their own self-interest, to block the proposals from even being voted upon.

5.   This case presents the question of whether incumbent elected representatives of the shareholders can unilaterally and arbitrarily disqualify the only potential challengers to their own reelection and thwart action by a shareholder with their aim being their continued grip on corporate power. The Board has determined, on its own, that only the incumbent directors are permitted to run in the upcoming election and that shareholders should be deprived of their right to limit their roles or tenure. Blue Lion submits that any such determination by the Board should be strictly scrutinized for total fairness, in light of the inherent conflict of interest involved in disqualifying one's only challenger and preserving one's own privileged position atop the corporate pyramid.

II.   JURISDICTION AND VENUE

6.   This Court has jurisdiction under Wash. Const. art. IV § 6, RCW 2.08.010, and RCW 7.24.010.

7.   Venue is proper in this Court under RCW 4.12.025 as HomeStreet's principal place of business is in King County, Washington.

8.   The action is not subject to removal because HomeStreet is a citizen of the State of Washington and is a party defendant.

III.   BACKGROUND

9.   It is only through shareholder votes that shareholders get to have a say in how their company is being run by management and its Board of Directors. Every day across America shareholders of public companies ask for changes in corporate operations and culture. Oftentimes, shareholder engagement with management and eventually, shareholder nominations to the Board and shareholder votes are how those changes comes about.

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A. **Blue Lion Is a Significant Shareholder Trying to Exercise Its Fundamental Shareholder Rights**.

10.   Blue Lion and its affiliates manage funds that beneficially or in record name own approximately 6.0 percent of the stock of HomeStreet, Inc., making it the fourth largest shareholder, owning almost four (4) times more shares than the current Board combined. Blue Lion informed HomeStreet on February 23, 2018, that it would nominate two highly qualified candidates for election to the HomeStreet Board of Directors (the "Board") and made two substantive corporate governance proposals to be voted on at the Company's 2018 Annual Meeting of Shareholders.

11.   The Annual Meeting (Annual Meeting") is set to take place in Seattle, Washington on May 24, 2018.

12.   Blue Lion sent to the Company a Nomination Submission (the "Nomination Submission" or "Submission" or "Notice") of the type called for by the Company's Bylaws ("Advance Notice Provision"). A copy of those bylaws, filed with the SEC, are attached hereto as Exhibit A ("bylaws" or "Bylaws").

13.   The Submission provided 133 pages of information. A copy of the Submission is attached as Exhibit B. An earlier press release was sent out by Blue Lion affiliates regarding the intent to nominate. A copy of the release is attached hereto as Exhibit C. The press release describes the Blue Lion affiliates intention to solicit proxies and votes. These releases are routinely received and reviewed by HomeStreet when they are released.

14.   Despite the fact that the Nomination Submission provided sufficient "Background and Qualification" information as required by the Bylaws to nominate the two candidates and support the proposals, the Company announced in a public press release on March 1, 2018 (1) that the Nomination Submission in the unilateral view of the Company was deficient, and (2) that the period for nomination was now expired and that it would not entertain Blue Lion's nominations or proposals at the 2018 Annual Meeting.

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15. In a second letter dated March 9, 2018 the Company reaffirmed its rejection of the Notice but also suggested that the Company's Chairman/CEO, Mark Mason, may have independently made this decision.

16. In either case, the Company's actions deny Blue Lion its fundamental right to nominate and elect directors to the board and put business before a vote of the shareholders. The Company's actions violate the Bylaws of the Company, violate Washington law, and violate fundamental tenets of corporate governance. The Company is denying all shareholders, including Blue Lion, their right to choose whom to elect as directors to the board by denying access to the slate up for election.

17. Declaratory judgment is needed on an expedited basis so that the two nominated candidates and the three proposals can be recognized for potential election/approval at the upcoming Annual meeting. In other words, this case is about the right to "enter" the race; the shareholders get to decide who will win the race. But a race with no other contestant is simply no race at all.

B.   Blue Lion Has Never Initiated a Proxy Contest.

18. The Blue Lion Entities, of which Plaintiff is a part, were founded in 2005 and invest in undervalued securities with asymmetric risk/reward profiles. In its 12-year history, Blue Lion has <u>never</u> publicly campaigned for change at any of its portfolio investments. Blue Lion is neither an activist investor nor a shareholder with a short-term orientation. To the contrary, Blue Lion is a committed, long-standing investor that first invested in HomeStreet during the Bank's initial public offering in 2012 because of the Company's business opportunities.

19. Blue Lion has been a shareholder of HomeStreet for most of the time that HomeStreet has been a public company – since 2012.

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20.   Between 2012 and 2017, Blue Lion communicated regularly with management at HomeStreet. In fact, those communications were almost on a quarterly basis. The communications were cordial and constructive.

21.   Over the course of time, under performance became the norm, personnel departures became alarming and the Bank's stated strategic plan was causing the Company's stock price to significantly underperform its peers to the point where Blue Lion eventually concluded it needed to try a different approach in its communications and interactions with HomeStreet.

C.   Blue Lion Engagement With HomeStreet.

22.   On November 20, 2017, Blue Lion wrote a letter to the CEO/Chairman of HomeStreet, the first paragraph of which began as follows:

> I am writing this letter reluctantly but feel I have no choice. I do not consider myself an activist nor have I ever written a letter of this kind. But, I feel compelled to explain why I believe it is time for changes to be made in the way HomeStreet, Inc. ("HMST" or the "Company") is being managed.

23.   After laying out in great detail Blue Lion's concerns, Blue Lion, as the fourth largest shareholder of HomeStreet at the time, asked for a board seat. In the absence of working "amicably [to] reach an agreement on [their] request," Blue Lion asked for an opportunity to meet with the full Board of Directors.

24.   On December 21, 2017, Blue Lion met with the Board of Directors providing a presentation on its views of the Company's strategy and offered various alternative views on changes that might be made moving forward that could increase the value for all shareholders of the Company.

25.   After that meeting, Blue Lion's representative was invited to meet with the CEO/Chairman, the lead independent Director and the Human Resource and Corporate

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Governance Committee of the Board, ostensibly to consider him as a possible candidate to be invited onto this Board. That meeting took place on January 8, 2018.

26. Just three days later on January 11, 2018, HomeStreet issued a press release attaching a letter to all shareholders announcing that following a unanimous recommendation of the Human Resource and Corporate Governance Committee, the full Board of Directors unanimously voted to decline Blue Lion's request to place a nominee on its Board. In that open letter to all shareholders, the CEO/Chairman wrote:

> [T]he Board concluded the issues of greatest concern regarding the operating efficiency of our Bank are best addressed with the Company's current strategic plan….

In other words, the Company did not believe it was necessary to have individuals with different ideas and ones that were not consistent with all current Board members in the Boardroom. The Board did not offer to Blue Lion that it would consider any other nominee.

27. Just two weeks later on January 25, 2018, HomeStreet publicly announced the appointment of a new Director to its Board. That Director, who like the Blue Lion nominee had experience as an institutional bank stock investor, owned less than 1/20th of the stock that Blue Lion owned as HomeStreet's fourth largest investor.

28. The timing of the Blue Lion rejection and the new Director appointment suggests that HomeStreet's Board of Directors never intended to invite the Blue Lion nominee onto its Board of Directors at the time they agreed to interview him in January 2018.

29. Having unanimously rejected Blue Lion's nominee, not offered to entertain other Blue Lion candidates and then, adding a new member to its Board of Directors just two weeks later that had a similar background as Blue Lion's nominee, the Board made clear its desire to keep anyone out of the Boardroom that was nominated by Blue Lion and anyone that might objectively evaluate the performance of HomeStreet.

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30.   That state of mind was what each Board member (including its CEO/Chairman) brought to the process of exercising its applicable duties in considering to accept or reject Blue Lion's Nomination Submission on February 23, 2018.

D.   Blue Lion's Nominees and Proposals.

31.   Blue Lion believes that HomeStreet will continue on its poor strategic path unless there is improved Board oversight and significant participation from independent board members acting as strong advocates for shareholders.

32.   Accordingly, in advance of the nomination period expiring and in compliance with the Bylaws, Blue Lion nominated two independent director candidates who would bring the fresh perspective needed to help generate long term sustainable value for all shareholders and submitted three proposals.

33.   On February 23, 2018, Blue Lion delivered its 133 pages Nomination Submission to HomeStreet.

34.   Among the proposals, Blue Lion proposed a binding change to the Company's bylaws that would require that the roles of Chairman and CEO be separate. Today, HomeStreet's bylaws permit one person to serve in both capacities. Blue Lion believes that one person with the combined role of Chairman and CEO diminishes the CEO's accountability to the Board and the ability of the Board to independently oversee management.

35.   Blue Lion also proposed that the Board take the steps necessary to declassify the Board, so that all directors are elected each year. Blue Lion believes that one-year director terms increase the Board's accountability to shareholders. This proposal puts at risk each director's three-year term. A contested election in general gives rise to negative scrutiny of their past performance.

36.   The two Blue Lion nominees are Ronald Tanemura and Paul Miller.

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37.   Mr. Tanemura is presently a private investor. He is a highly qualified candidate. Since March 2012, Mr. Tanemura has served as a director of post-reorganization Lehman Brothers Holdings Inc. and, since March 2011, as a director of TPG Specialty Lending, Inc., an investment company registered under the Investment Company Act. Also, since November 2012, he has served as a non-executive director of ICE Clear Credit in Chicago and, since 2009, he has served as a non-executive director of ICE Clear Europe in London, both wholly owned subsidiaries of Intercontinental Exchange, Inc. Prior to that, Mr. Tanemura was an Advisory Director at Goldman Sachs. From 2000 to 2004, Mr. Tanemura was a Partner at Goldman Sachs and the Global Co-Head of Credit Derivatives and a member of the Fixed Income, Currency and Commodities Risk Committee and Firmwide Credit Policy Committee. In addition, Mr. Tanemura has led a variety of fixed income businesses, working at Deutsche Bank from 1996 to 2000 and at Salomon Brothers from 1985 to 1996. Mr. Tanemura holds an A.B. in Computer Science from the University of California, Berkeley. He is a resident of Seattle and is actively involved in the community.

38.   Mr. Miller is a Chartered Financial Analyst and a private investor. He was the Managing Director and Head of the Financial Institutions Group of FBR Capital Markets from December 2005 to March 2017, where he oversaw and produced research on large cap banks, regional banks and mortgage banks. Mr. Miller provided research coverage of HomeStreet for approximately five years from February 2012 to February 2017. Prior to becoming the Head of the Financial Institutions Group, Mr. Miller was an investment analyst covering mortgage banks and thrifts for several years. In 2010, Mr. Miller was named the top overall stock analyst among 2,700 analysts by Forbes.com. He also received the Forbes.com Blue Chip Analyst Award as the leading analyst covering banks and thrifts in 2008, 2009, and 2010; he received the same award for coverage of finance companies in 2009. Mr. Miller was recognized by the Financial Times/StarMine in 2008 and 2009 as the leading earnings estimator in thrifts and mortgage finance. Mr. Miller is a former bank examiner for the

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Federal Reserve Bank of Philadelphia, where he worked for five years. As a bank examiner, Mr. Miller conducted financial analysis for more than 30 community banking institutions in the Philadelphia and Harrisburg market areas. Mr. Miller served in the Navy from 1979 to 1985. Mr. Miller holds a Master of Science, Economics, from the University of Delaware, and a Bachelor of Science, Economics, and Bachelor of Arts, International Relations, from the University of Delaware.

E.   HomeStreet Rejects Blue Lion's Notice.

39.   On February 26, 2018 the Company issued a press release saying that it was in receipt of Blue Lion's notice of nominations and proposals and that it would "carefully evaluate the notice." The Board made its negative views toward Blue Lion known when stating: "it is unfortunate that Blue Lion has chosen to initiate a proxy contest." *See* Ex. D.

40.   Three days later on March 1, 2018 the Company sent Blue Lion a five-page letter rejecting the notice and describing "32 instances of failure." It issued a press release simultaneously describing its decision. *See* Exs. E and F.

41.   In a subsequent letter dated March 9, 2018, reaffirming the decision to reject the nomination notice, HomeStreet explained that "it expects that the Company's Chairman will declare that Blue Lion's nominees and proposals shall be disregarded at the [annual] meeting." This second letter suggests that the CEO/Chairman may have unilaterally decided to declare the Blue Lion notice invalid. *See* Ex. G.

F.   All Board Members Were Biased, Interested and Conflicted at the Time They Decided to Reject the Notice.

42.   At the time that the CEO/Chairman may have unilaterally decided or participated with the Board in deciding that Blue Lion's notice should be rejected, he and HomeStreet were aware that one of the proposals that was part of Blue Lion's notice called for the amendment of HomeStreet's Bylaws to require that the role of the CEO and Chairman be separated, consistent with good corporate governance practices. The approval of such a

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proposal by HomeStreet's shareholders would have substantially diminished the CEO/Chairman's role within HomeStreet.

43.   At the time the decision was made by the full Board to reject Blue Lion's nomination notice, three directors were up for election at the annual meeting of shareholders. Two of the three directors were members of HomeStreet's Audit Committee. Those two long serving directors, on information and belief, understood they were and are extremely vulnerable to an election contest. They sat on the audit committee when the Securities and Exchange Commission ("SEC') found the Company had impeded an SEC investigation into its accounting practices. And, both sat on the audit committee during part of the period in which HomeStreet's accounting records and accounting controls were found to be unlawful. At last year's board election, another audit committee member received a substantial rebuke from shareholders – with an unusual number (40 percent) of shareholders casting a protest vote (known as a "withhold vote") even though the election was not contested and no other candidates were running for election.

44.   On information and belief, the two long serving directors who are up for election this year recognized that Blue Lion's desire for new perspectives on the Board would likely be supported by many shareholders and their coveted positons on the Board were at risk as evidenced by the 2017 election results.

45.   As mentioned, all directors would be impacted by the proposal that jeopardized their three year terms by going to annual elections.

46.   Here, all nine members of the Board that participated in deciding to reject Blue Lion's notice were directly "interested" parties in connection with Blue Lion's nomination notice and proposals, raising serious conflicts of interests and likely bias in connection with their discharge of their duties to the Company and its shareholders. Moreover, the entire Board knew that a contested election would draw close scrutiny to the entire Board, with publicity and independent research firms carefully evaluating the work all the Board members

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had done as fiduciaries for shareholder. Given the findings of the SEC – and the levy of a substantial fine for violations – the Board, on information and belief did not want such scrutiny. The easiest way to avoid the publicity and attention of an election contest was for the incumbent directors to simply refuse to accept Blue Lion's Notice.

47.   There is nothing in HomeStreet's bylaws that requires or directs the Board of Directors to reject a shareholder's Nomination Notice if it is allegedly improperly presented.

48.   While the Bylaws of the Company provide that the "Chairman of the meeting" shall have the power and duty to determine whether a nomination may be brought before the meeting, such authority is not unlimited, with the exception being "as otherwise provided by law, the Articles of Incorporation, or [the] Bylaws." The Bylaws otherwise make clear that "all corporate powers shall be exercised by or under the authority of, . . . the Board."

49.   The decision by the same people who had unanimously rejected Blue Lion's efforts to gain Board representation through honest dialogue and cooperation, demonstrated bias and a lack of good faith in discharging its duties when deciding the adequacy of Blue Lion's Notice.

50.   Importantly, in its March 1, 2018 press release, HomeStreet suggests that "[b]ecause Blue Lion failed to deliver a notice in accordance with the bylaw requirements prior to the deadline . . . Blue Lion no longer has the right to bring any proposals . . . or nominate any candidates for . . . the upcoming meeting." This announcement, as approved by the Board, suggests that the Company would have notified Blue Lion of any question it had or perceived deficiencies that might exist in the Notice had there been more time, thus allowing Blue Lion to clarify or correct any items in the Notice. If such is the case, the Board has that same ability to have allowed the clarifications and corrections to have occurred with respect to Blue Lion's current Notice.

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G.   Blue Lion Provides Clarifying Information.

51.   Blue Lion provided a detailed letter to HomeStreet on March 8, 2018 (*see* Ex. H) providing clarifying information relating to its Notice and resubmitted on March 9, 2018, out of an abundance of caution, a certification confirming and clarifying its prior Notice. *See* Ex. I.

52.   The action taken by HomeStreet's Board has no rational business purpose other than to entrench itself and interfere with a shareholder's right to nominate directors to the Board and interfere with all shareholders right to vote for a candidate of choice.

53.   Blue Lion is not seeking to take control of the Company. The Company has nine directors, and only three slots are open in 2018. Blue Lion is seeking only to exercise the right that any shareholder of the Company has – the right to nominate a director and the right to run candidates against the entrenched board. Blue Lion nominated just two candidates. Once the candidates are nominated and recognized then it is up to all the shareholders to voice their opinion by voting their shares in person or by proxy at the annual meeting. In other words, this case is about the right to "enter" the race; the shareholder voters get to decide who will win the race. But a race with no other contestant is simply no race at all.

H.   Background of a Proxy Contest.

54.   Proxy voting is an important and vital function in corporate meetings. Shareholders, spread across the country, have the right to vote their shares in person or by proxy at the Annual Meeting. In order to gain sufficient votes for any particular director or proposal for the annual meeting, proxies are solicited by email, mail or other means approved by the Securities and Exchange Commission. When there is more than one nominee or candidate for a board position (management's nominee and a shareholder nominee) or a proposal not favored by present management, these proxy solicitation efforts are called a proxy contest. In other words, it is a contest between this Company's management team and its Board against a shareholder who exercises their right to nominate, with two sides trying to

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win the confidence and votes of shareholders in favor of their respective nominees or positions. The Company runs a proxy solicitation effort and the nominating shareholder runs another effort.

55. In a proxy contest, a corporation needs to know before it produces and files its proxy statement whether any shareholder intends to submit an independent nomination for the Board of Directors. Because of these practicalities, many corporations, but not all, have adopted provisions in their bylaws to require a shareholder that intends to submit a nomination to provide the corporation notice in advance of the nomination. The purpose of these provisions should not be to put up barriers to shareholder participation in a core element of share ownership – nominations and elections – but rather, to ensure the corporation knows it will face a contested election.

56. Here, Blue Lion submitted a timely and valid notice, which HomeStreet wrongfully rejected.

57. If the Company's erroneous positon that the nominations made by Blue Lion are not valid is promoted to other shareholders during the course of the proxy contest and the nomination is not allowed to proceed at the Annual Meeting, a fair and meaningful proxy contest cannot be had. Blue Lion will be denied its right to nominate and all shareholders will be denied the right to choose between competing slates. As a result, Blue Lion will be irreparably harmed.

I. Blue Lion Is Experienced in Evaluating Performance of Banks and Bank Holding Companies and HomeStreet Is Underperforming.

58. Blue Lion believes that HomeStreet has tremendous potential to generate significant value for shareholders and the communities it serves. Unfortunately, numerous strategic missteps, inadequate corporate stewardship, and poor financial performance have eroded shareholder confidence, destroyed shareholder value and hurt the Bank's ability to serve its customers.

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59.   Blue Lion firmly believes that the Company, given the right leadership and governance structure, can generate substantial and lasting value for shareholders.

60.   Over the course of this past year, in a determined effort to encourage positive changes, Blue Lion has initiated multiple conversations with the Company's management and the Board with the hopes that a costly proxy contest could be avoided.

61.   Despite Blue Lion's efforts to drive positive change through an engaged, constructive dialogue with the Company over the course of the last several years, it has been unsuccessful in getting a change in management views or a position on the Board of Directors. Again, on January 11, 2018, the Company made clear that it did not want change and wanted to stay the course with the Company's "current strategic plan." In other words, shareholder input was not wanted.

62.   The reasons Blue Lion nominated candidates for the Board is that Blue Lion believes that the entrenched management and the current board is not appropriately managing the Company. Simply put, management has become accepting of operating at a poor performance level in comparison to peers and perhaps most surprisingly given the recent history of banks in Seattle, Washington, is taking on too much loan risk without adequate loan loss reserves.

63.   Based on analytics it has run, Blue Lion believes that HomeStreet has the lowest price-to-tangible book value multiple among its peers and regularly underperforms those peers on virtually every key operating metric. Despite operating in some of the best markets in the country, HomeStreet is failing relative to its peers and virtually every public bank in the country in almost every way. Applying commonly used performance metrics to compare HomeStreet with any bank peer group available, the bank is last or second to last on every metric in Blue Lion's analysis.

64.   This poor performance is not new: over the five years ending December 31, 2017, the total return for shareholders was 16 percent, significantly lower than the

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performance of its banking peers, the relevant bank indices (121 percent total five-year return) and the broader market as a whole.

65.   HomeStreet released fourth quarter and full-year 2017 earnings which were disappointing to shareholders, including Blue Lion. HomeStreet failed to execute on a strategy that would enable the Bank to reach its full potential or generate earnings and cash flow commensurate with its assets and opportunity.

66.   The Company's mortgage segment was unprofitable for the fourth time in the past five quarters. The commercial and consumer banking segment sold significantly more commercial real estate loans than it originated during the quarter, generating a one-time boost to earnings of more than 11 cents per share. This was designed to make the performance of the company look better than it otherwise would. After adjusting for the high volume of sales of commercial real estate loans during the quarter (and the 11 cents per share boost to earnings from those sales) as well as a reasonable provision for loan losses (another five cents per share), HomeStreet missed consensus earnings estimates by 15 cents per share or 35 percent based on Blue Lion's analysis.

67.   Of tremendous concern to shareholders, who have seen banks struggle because of inadequate controls and loan loss reserves, the Bank, despite significant new loan growth, did not make a commensurate adjustment to its loan loss provision. In fact, in 2017, the increase in the provision for loan losses was a mere $750,000, despite $680 million of net loan growth and a $4.1 million increase in the loan loss provision in 2016 based upon Blue Lion's review.

68.   During 2017, HomeStreet's commercial and consumer banking segment had net loan growth of more than $680 million. The Bank took a loan loss provision of $750,000 or 11 basis points on those loans. HomeStreet's allowance for loan losses currently sits at 90 basis points of originated loans (down from 100 basis points a year ago) while its peers

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average 123 basis points. In plain terms, Blue Lion believes the Bank's financial reporting is not guarding sufficiently against the risk of loss in its loan business.

69. The Bank also is operating at too high an expense for operations. The Bank's efficiency ratio as judged by Blue Lion was 1,000 basis points (10 percent) higher than its peers in the Pacific Northwest and 1,800 basis points higher than its peers in California. Blue Lion believes that other shareholders share its concern that management is not doing enough to make the Bank more efficient.

70. Another significant concern is turnover of key operating personnel. HomeStreet has had five CFOs or Chief Accounting Officers in its six-year public life.

71. Further, HomeStreet was subject to an SEC investigation into its accounting practices. The SEC concluded in 2017 that HomeStreet violated various SEC statutes and regulations and took affirmative steps to impede its investigation. HomeStreet was sanctioned $500,000 with a civil penalty and forced to enter into a cease and desist decree with the SEC.

72. Yet another area of shareholder concern is the acquisitions by HomeStreet of other banks in other states, in particular California. Beginning in 2015, HomeStreet acquired Simplicity Bancorp ("Simplicity"), which was based in Los Angeles, California. Since the Simplicity deal, HomeStreet has opened numerous retail branches, loan production offices and loan fulfillment centers throughout Southern California. In addition, in February 2016, HomeStreet acquired Orange County Business Bank ("OCBB"). HomeStreet has continued to open bank and mortgage offices as far south as San Diego and in Northern California in an attempt to close the enormous gap between the southernmost tip of California and Seattle. Blue Lion does not believe HomeStreet's management can effectively and efficiently manage this geographic footprint and the results demonstrate such.

73. In short, absent meaningful change at the Bank that might follow from having fresh voices in the Board Room, Blue Lion believes that HomeStreet's value and the value of it to all shareholders will continue to deteriorate.

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J.   Despite This Poor Performance, Existing Executives Are Enriching Themselves.

74.   Despite the under performance of its stock, HomeStreet's management continues to be overpaid for its efforts. In fact, there seems to be little relationship between compensation and true performance measures. So, in spite of HomeStreet performing at or near the bottom on every metric when compared to peers, its named executive officers are compensated near the top relative to all those peers. Further, the Board just recently renegotiated the employment agreement of its Chairman and CEO as well as its Chief Commercial Real Estate Lending Officer and rewarded both with handsome raises to their annual compensation despite the dismal performance.

75.   These are not the only concerns that shareholders have with the entrenched management of HomeStreet and the resulting underwhelming performance. However, this lawsuit is not about whose view of policy and management is right or wrong or who will ultimately sway the most shareholder votes. Rather, it is only about whether the fundamental right shareholders have to nominate candidates and compete against management for the hearts and minds of shareholders should be disdainfully disregarded as was done by the Company here on March 1, 2018.

K.   The Right to Nominate Candidates to the Board Is a Fundamental Right and Cannot Be Thwarted by the Company.

76.   The board of directors and the shareholders' power to nominate and elect to, or remove, directors from that board is the central feature of the traditional corporate model in the United States. One of the most sacred rights of any shareholder is to participate in corporate democracy. So sacred is this right that the business judgment rule does not apply to actions that "foil the electoral process." Shareholders must by necessity also have the power to nominate persons for positions on the board of directors.

77.   Bylaws of a corporation that seek to restrict the power of a shareholder to nominate are scrutinized under the law. The State of Washington recognizes certain

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fundamental rights of shareholders. In *Washington State Labor Council v. Federated American Insurance Company*, 78 Wn.2d 263, 271, 474 P.2d 98 (1970), the Supreme Court of Washington stated that "[t]he right of a qualified shareholder in a corporation to vote, either personally or by proxy, for the directors who are to manage the corporate affairs is a valuable and vested property right. It is one of the most important rights incident to stock ownership and should not be annulled for purely technical reasons."

78.   Washington also looks to Delaware law as influential in corporate governance matters where Washington case law has yet to be developed. Under Delaware law, any restriction on the right to nominate must be reasonable and not intended to or to have the effect of entrenching the incumbent board. When advance notice bylaws unduly restrict the stockholder franchise or are applied inequitably, they will be struck down.

79.   A second approach is to hold that bylaw restrictions are 'directory" rather than mandatory, i.e., aspirational. Under either standard, Blue Lion's nomination was improperly and wrongfully denied by the Company for what the Company unilaterally declared to be non-compliance with the bylaws.

80.   HomeStreet's bylaws contain *over six pages* of hurdles to the nomination of a director by a shareholder, which includes the requirement to have the nominee fill out a 52-page questionnaire with 290 questions and subparts. Nevertheless, Blue Lion complied with the bylaws and submitted a nomination package consisting of 133 pages of material on February 23, 2018, during the 30 day window for nominations. The Company acknowledged the timely submission on February 26, 2018. *See* Ex. D. Thus, this is not a case where no timely nomination was made. Nor is this a case where no information about the "Background and Qualifications" regarding the nominees or the nominating party was provided. Instead, here the Company is simply being opportunistically picayune about a timely 133-page submission. The Company is acting inequitably.

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81.   In addition to its March 1, 2018 press release (Ex. E), the Company wrote a letter to Blue Lion stating that the Company had unilaterally decided the submission was deficient and that the period for a timely submission was now closed because it was now after the date of February 24 (Ex. F.).

82.   As described above, the claimed deficiencies in counsel's letter were unfounded, inaccurate and immaterial and, will lead shareholders to believe that they now only have one choice in the upcoming annual elections for directors.

83.   In fact, HomeStreet then made clear in its March 9, 2018 letter:

> [I]f Blue Lion proceeds with soliciting proxies from shareholders for its proposed nominees and proposals for the Company's 2018 annual meeting of shareholders, the Company will advise its shareholders that it expects that the Company's Chairman will declare that Blue Lion's nominees and proposals shall be disregarded at the meeting and that, as a result, no proxies in favor of Blue Lion's nominees or proposals will be recognized and no votes cast in favor of Blue Lion's nominees or proposals will be tabulated.

Ex. G.

84.   The Blue Lion submission was wholly compliant with HomeStreet's bylaws and included every material piece of required information relating to Blue Lion, its nominees and its governance proposals. Blue Lion believes there is no ambiguity whatsoever in the submission and that it provides more than sufficient detail for HomeStreet to have advance notice of Blue Lion's intentions and the background and qualifications of its nominees.

85.   Nowhere in its objection to Blue Lion's submission does HomeStreet claim it has insufficient knowledge of Blue Lion's intended actions. Instead, HomeStreet attempts to invalidate the Notice with meaningless objections that are unreasonable and immaterial.

86.   Notably, the bylaws contain fourteen references to the concepts of materiality, reasonableness and reasonable. Indeed, those terms are used seven times just within the advance notice provisions. Thus, contrary to the picayune approach taken by the Company,

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the bylaws recognize that advance notice compliance should be judged by reasonableness and materiality.

87. For example, 27 of the claimed deficiencies are assertions that Blue Lion (or the Nominees, in the case of the Board of Directors Questionnaire) failed to respond, but the items were affirmatively not applicable or there was no information to provide. There is no requirement in the Bylaws or at law to respond when there is nothing to provide. When there is no information to be provided, no response need to be given. In other words, an affirmative statement referencing "Not applicable" or "No further information to provide" is not necessary when an item is not relevant or does not apply. This is also a standard adopted by the SEC in connection with the preparation of proxy related materials.

88. In another example, the March 1 letter (Ex. F) inaccurately suggests (in item 2(h)) that Blue Lion had not properly disclosed whether it was within the past year a party to any contract, arrangements or understandings with any person with respect to any securities of the Company. That is incorrect. The Notice Letter disclosed the applicable information: "Except as otherwise set forth herein, the Shareholder is not, nor has the Shareholder been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies or the right to vote any shares of any security of the Company." *See* Ex. B, Notice Letter at 10. Blue Lion also disclosed the absence of any such contract or arrangement concerning the Blue Lion Parties. *See* Notice Letter at 11.

89. These are not the only examples. Each asserted deficiency was addressed in Blue Lion's March 8, 2018 letter. *See* Ex. H.

90. HomeStreet has disingenuously claimed the submission is incomplete, misread its own bylaws and is applying a double standard. Blue Lion believes HomeStreet is

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intentionally using its control of the corporate machinery to manipulate the nomination process to suppress the rights of Blue Lion to nominate and meaningfully vote in a proxy solicitation contest in a manner directly adverse to the interests of its Board and individual members up for election.

91.   If Blue Lion's candidates are not recognized as nominated candidates by the Company, or if the proposals are not part of the vote then Blue Lion's ability to conduct a meaningful proxy soliciting contest will be greatly harmed. Shareholders may be reluctant to cast votes in favor of Blue Lion's nominees when the Company is taking the position that those votes will not count. In short, Blue Lion will be irreparably harmed.

IV.   CAUSES OF ACTION

Count 1 – Declaratory Judgment

92.   Plaintiff re-alleges the allegations in paragraphs 1 to 90 above as though fully stated herein.

93.   HomeStreet's bylaws, attached as Exhibit A hereto, contain several convoluted and ambiguous definitions. For example, in Section 1.13(b)(i)(A) there are certain defining phrases in the advance notice provision. Among them is a Noticing Shareholder. Here that would be Plaintiff Blue Lion Opportunity Master Fund, L.P.

94.   Because Blue Lion Opportunity Master Fund, L.P. is a record owner of HomeStreet shares, and is not holding any HomeStreet shares for the benefit of any other entity, it is not a beneficial owner who holds for the benefit of another. Thus, under HomeStreet's bylaws, Plaintiff is not defined clearly therein as a Holder. Rather Plaintiff is a Noticing Shareholder and a Record Holder only. Because of this ambiguity, Blue Lion under a reading of Section 1.14 of the bylaws was not required to submit questionnaires. The bylaw definition is very unusual and in undertaking to provide its advance notice, Blue Lion undertook, where applicable, to attempt to respond as if the Holder requests applied to it given this ambiguity, even though technically it may not.

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95. Blue Lion is not a nominee.

96. HomeStreet's bylaws provide that a noticing shareholder such as Blue Lion is to provide advance notice of an intent to bring a matter before a vote of the shareholders including making a nomination of a director to the board in Section 1.13. On February 23, 2018, Blue Lion did just that. Ex. B.

97. Section 1.13 (a) provides when the notice should be provided, in essence during a thirty day window 120 to 90 days ahead of the anniversary date of the prior year's annual meeting. HomeStreet, acknowledged publicly on February 26, 2018, that Blue Lion's submission was timely.

98. Blue Lion, on February 23, 2018, as part of its 133-page advance notice submission complied with the requests of Section 1.13(b)(i)(A)-(K). It is noteworthy that just below subsection (K), the bylaws anticipate and indeed require that the notice be supplemented. "Such information shall be provided as of the date of the notice and shall be supplemented by the Holder not later than 10 days after the record date for the meeting to disclose such ownership as of the record date." The 2018 record date is March 20. This paragraph contemplates that additional information from the shareholder nomination and the nominees will be approved after the deadline but well in advance of when shareholders are required to vote.

99. Section 1.13(b)(ii) relates to additional information that is requested if the noticing shareholder is intending to present business at the annual meeting other than director nominations. Blue Lion set out three proposals in addition to its two director nominees. Blue Lion provided the information called for in Section 1.13(b)(ii) in its February 23, 2018, submission.

100. Section 1.13(b)(iii) sets forth information requests to be answered by a "Holder" for director nominees. While this does not address itself to Plaintiff, which under a

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strict reading of the bylaws is not a Holder, Blue Lion nevertheless provided the information called for in Section 1.13(b)(iii) in the same February 23, 2018, submission.

101.   Blue Lion also provided the representation referenced in Section 1.13(b)(iv). In addition to its 1,000 shares, Blue Lion gave notice that its affiliate shares amounting to approximately six percent of the Company's stock would be backing the nominees and the proposals.

102.   Blue Lion's timely submission also included the questionnaires, completed and signed by the nominees as requested in Section 1.13(b)(v). Here, again, the bylaws expressly anticipate that supplementation of questionnaire material may happen and that the information provided would be that which "reasonably" may be required.

103.   Blue Lion also complied with the submission requirements of bylaw Section 1.14. Under HomeStreet's bylaws, Plaintiff is not defined clearly therein as a Holder. Rather Plaintiff is a Noticing Shareholder and a Record Holder only. Because of this ambiguity, Blue Lion under a reading of Section 1.14 of the bylaws was not required to submit questionnaires. The bylaw definition is very unusual and in undertaking to provide its advance notice, Blue Lion undertook, where applicable, to attempt to respond as if the Holder requests applied to it given this ambiguity, even though technically it may not.

104.   In all respects, the bylaws were followed by Blue Lion. If, in the alterative, it is found that Blue Lion missed one or more technical requirements, then the same result should be reached under the doctrine of substantial compliance. In the alternative, if the doctrine of substantial compliance is found not applicable, then the bylaws should be struck down, or deemed waived because such enforcement in the circumstances of this matter would be inequitable.

105.   Under the bylaws, the Company is to recognize the proposals and candidates that are noticed by a noticing shareholder. *See* Ex. A, § 1.13(e). However, the company has stated that it will not recognize the proposals and candidates as having been properly noted

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under Section 1.13 and Section 1.14. The Company's statement is in violation and breach of the bylaws, is inequitable and violates the shareholder rights of Blue Lion and all other shareholders of HomeStreet.

106. On March 8, 2018, Blue Lion addressed the Company's March 1, 2018, letter. In that response, Blue Lion set out that there were no material deficiencies that should impact the validity of the three proposals or the two nominees. Ex. H.

107. The Company had notice of the proposals and nominees in advance of the notice deadline by way of the 133-page submission made on February 23 and now has additional supplemental clarification well in advance of when the Company reasonably needs the information.

108. Relief is needed immediately because irreparable harm will befall Blue Lion and indeed all shareholders because they will be denied a meaningful choice of director candidates and lose the opportunity to vote on the proposals.

109. The timing of a proxy contest requires that it be confirmed that the nominees and proposals will be recognized as valid by approximately March 21. At or around that date, preliminary proxy materials will need to be submitted to the SEC for review. That review process typically takes 10 to 21 days. By the second week of April, those competing proxy materials will need to be sent out to initiate a timely proxy solicitation campaign. If there is a cloud over the validity of the campaign, momentum for the shareholder movement will not be created and the investment of time and money may be wasted.

V.   PRAYER FOR RELIEF

WHEREFORE, Blue Lion hereby prays for the following relief:

A.   A declaration of rights pursuant to RCW 7.24.010 stating that the Submission of February 23, 2018 pursuant to the Company's bylaws, sufficiently nominated Messrs. Tanemura and Miller for candidacy for the board of directors and sufficiently presented the three management proposals also contained therein. The Company must recognize these

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nominations and proposals as properly on the agenda for a vote at the annual meeting for 2018.

      B.   A preliminary and permanent injunction and judgment ordering and enforcing that declaration of rights.

      C.   A preliminary injunction requiring the Company to disregard any proxies it may have received under misimpressions created by the Company's actions in determining the election results.

      D.   The Company must make a filing and press release to announce this Court's ruling.

      E.   Awarding plaintiff its costs and attorneys' fees.

      F.   Such other and further relief as the Court may order in equity or law.

DATED this 13th day of March, 2018.

BYRNES KELLER CROMWELL LLP

By /s/ John A. Tondini
    Bradley S. Keller, WSBA #10665
    John A. Tondini, WSBA #19092
    1000 Second Avenue, 38th Floor
    Seattle, WA 98104
    Telephone: (206) 622-2000
    bkeller@byrneskeller.com
    jtondini@byrneskeller.com
    Attorneys for Plaintiff

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Annex B

Motion for Preliminary Injunction,
filed in the Superior Court of Washington
in and for King County on March 13, 2018

The Honorable Mary E. Roberts
Oral Argument Requested

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

BLUE LION OPPORTUNITY MASTER FUND, L.P., Plaintiff, v. HOMESTREET, INC., Defendant.	No. 18-2-06791-0 SEA MOTION FOR PRELIMINARY INJUNCTION

I. INTRODUCTION & RELIEF REQUESTED

Imagine if a candidate could unilaterally declare that the candidates running against him or her were not eligible for the ballot and based solely on that unilateral decision, bar the candidates from the election process. That is the functional equivalent to what happed here when defendant HomeStreet, Inc. ("HomeStreet" or "Company") prevented plaintiff from exercising its fundamental shareholder right to nominate candidates to run for election to become members of the Company's Board of Directors. As set out below and in the Complaint, this case is about whether a CEO/Chairman and an entrenched board can manipulate the corporate electoral process to block on non-substantive grounds three corporate governance shareholder proposals and the nomination of two alternative directors. Even more surprising is that the Company engaged in "self-help" and did not seek prior Court permission before denying its owner-shareholders the fundamental right to nominate.

Plaintiff Blue Lion Opportunity Master Fund, L.P. ("Blue Lion") and its affiliates are one of the largest shareholders in HomeStreet. Blue Lion now seeks a preliminary injunction

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to enable it and its fellow shareholders to have a real and meaningful choice in the elections that will occur at this year's annual shareholder meeting in May.

HomeStreet is a publicly traded company and almost all of its shareholders will vote through a proxy process done by mail and on-line beginning in mid-April and continuing through the dates leading up to the annual meeting. Given the short period of time until the proxy statements need to be prepared for the upcoming annual meeting, time is of the essence in granting injunctive relief.

The ability to vote, especially on the question of who will make up the board of directors, is the key factor that legitimatizes the directors' control over property that is not their own (as the company is owned by the shareholders). Thus, corporate maneuverings that are designed to, or have the effect of, thwarting the free exercise of the shareholders' franchise are subject to close scrutiny in the courts.

This Court is *not* being asked to choose who should be a director. Nor is it being asked to determine whether any or all of three corporate governance proposals should be adopted. Those are questions that *should be voted on* by all shareholders. However, the Court is being asked to stop HomeStreet's manipulation of the nominating process by preventing shareholders from having any choice in director candidates and thereby preventing a meaningful vote.

II.   STATEMENT OF FACTS

A.   A Significant Shareholder Concludes HomeStreet Is Underperforming.

The Blue Lion entities, of which Plaintiff is affiliated, were founded in 2005. Griege Decl. ¶ 12. In its 12-year history, Blue Lion has never publicly campaigned for change at any of the companies it has invested in. Blue Lion is neither an activist investor nor a shareholder with a short-term orientation. To the contrary, Blue Lion is a committed, long-standing investor that first invested in HomeStreet during the Bank's initial public offering in 2012 because of the Company's business opportunities. *Id.*

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Between 2012 and 2017, Blue Lion communicated regularly with management at HomeStreet. In fact, those communications were almost on a quarterly basis. The communications were cordial and constructive. *Id.* ¶ 14.

However, Blue Lion's concerns grew over time. HomeStreet's underperformance became the norm, personnel departures became alarming and the Bank's stated strategic plan was causing the Company's stock price to significantly underperform its peers to the point where Blue Lion needed to try a different approach in its communications and interactions with HomeStreet. *Id.* ¶ 15.

On November 20, 2017, Blue Lion wrote a letter to the CEO/Chairman of HomeStreet, Mr. Mason, the first paragraph of which began as follows:

> I am writing this letter reluctantly but feel I have no choice. I do not consider myself an activist nor have I ever written a letter of this kind. But, I feel compelled to explain why I believe it is time for changes to be made in the way HomeStreet, Inc. ("HMST" or the "Company") is being managed.

After laying out in detail Blue Lion's concerns, Blue Lion, which was HomeStreet's fourth largest shareholder at the time, asked for a board seat. *Id*. ¶¶ 16-17 & Ex. J.

On December 21, 2017, Blue Lion met with the HomeStreet board and provided a presentation on its views of the Company's strategy and offered various alternative views on changes that might be made moving forward that could increase the value for all shareholders of the Company. *Id.* ¶ 18.

After that meeting, Blue Lion's representative was invited to meet with the CEO/Chairman, the lead independent Director and the Human Resource and Corporate Governance Committee of the Board, ostensibly to consider him as a possible candidate to be invited onto this Board. That meeting took place on January 8, 2018. *Id.* ¶ 19.

Just three days later, on January 11, 2018, HomeStreet issued a press release attaching a letter to all shareholders announcing that the full board of directors unanimously voted to

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decline Blue Lion's request to place a nominee on its board. In that open letter to all

shareholders, the CEO/Chairman wrote:

> [T]he Board concluded the issues of greatest concern regarding
> the operating efficiency of our Bank are best addressed with the
> Company's current strategic plan….

Id. ¶ 20 & Ex. K. In other words, the Company did not believe it was necessary to have

individuals with different ideas or ideas that were not consistent with all current board

members in the boardroom. The board did not offer to Blue Lion that it was willing to

consider another nominee. *Id*.

However, just two weeks later, on January 25, 2018, HomeStreet publicly announced

the appointment of a new director. That director, who, like the Blue Lion nominee had

experience as an institutional bank stock investor, owned a small fraction of the stock that

Blue Lion owned. *Id*. ¶ 21 & Ex. L. The timing of the Blue Lion rejection and the new

director appointment shortly afterwards suggests that HomeStreet's board of directors never

intended to invite the Blue Lion nominee onto its board when they went through the motions

of interviewing him in January 2018.

By unanimously rejecting Blue Lion's nominee, not offering to entertain other Blue

Lion candidates and then adding a new member just two weeks later that had a similar

background as Blue Lion's nominee, the board made clear its desire to keep out of the

boardroom anyone nominated by Blue Lion.

That state of mind – the desire to keep any Blue Lion nominee off the Board – was

what each board member (including its CEO/Chairman) brought to its consideration of Blue

Lion's nomination submission a few weeks later, in February 2018.

**B.   In February 2018, Blue Lion Proposed Two Board Candidates and Corporate
         Governance Proposals Pursuant to the Bylaws**.

HomeStreet is a Washington Corporation, headquartered in Seattle. *Id*. ¶ 4. Like all

Washington corporations, HomeStreet must permit shareholders – the people and institutions

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that actually own the company – to nominate directors for election and propose matters for consideration by all shareholders at its annual shareholder meetings. HomeStreet's bylaws allow for these nominations. The bylaws also contain what are termed advance notice provisions in Sections 1.13 and 1.14. A copy of the operative bylaws are attached as Ex. A to the Griege Decl.

These advance notice provisions have grown in use over time. In his declaration accompanying this motion, Professor Charles O'Kelley describes this process. O'Kelley Decl. ¶¶ 17-22. However, these advance notice bylaw provisions are not to be used to block or impede shareholder rights, as was done here by HomeStreet. *Id*. ¶¶ 13, 36-37.

The bylaws make clear that there is a narrow window for shareholders to exercise their right to nominate. Here, that window opened January 25, 2018, and closed February 24, 2018. Prior to the expiration of the 30-day nomination period, and in compliance with the bylaws, on February 23, 2018, Blue Lion nominated two independent director candidates to run against the three Company-sponsored incumbent directors. Griege Decl. ¶¶ 22-23 & Ex. B. Two of the Company-sponsored incumbents were members of the audit committee during 2017, when the Securities and Exchange Commission ("SEC") imposed a $500,000 civil penalty against HomeStreet for improper accounting and for impeding the SEC investigation. *Id*. ¶¶ 34, 50. Thus, unless this Court intervenes, the Company's shareholders will be deprived of an opportunity to determine whether these two company-sponsored audit committee incumbents (should they be nominated) have performed adequately or whether they should be replaced.

Blue Lion also set forth three proposals for a shareholder vote, two of which were substantive and went to issues affecting all current board members. One proposal will make the roles of CEO and Chairman of the Board of Directors separate. This proposal is designed to enhance the CEO's accountability to the Board and the Board's independence. *Id.* ¶ 24. This proposal thus directly affects HomeStreet's current CEO/Chairman, Mr. Mason. Today,

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HomeStreet's bylaws permit one person to serve in both capacities. Blue Lion believes that one person with the combined role of Chairman and CEO diminishes the CEO's accountability to the board and the ability of the board to independently oversee management. *Id.*

Blue Lion also proposed that the board take the steps necessary to declassify the board, so that all directors are elected each year rather than once every three years. Blue Lion believes that one-year director terms will further increase the board's accountability to shareholders. *Id*. ¶ 25.

HomeStreet's bylaws contain over six pages of hurdles to the nomination of a director candidate by a shareholder. The myriad of procedural hurdles required to successfully make a nomination is suspect in and of itself. O'Kelley Decl. ¶¶ 40-41. Nevertheless, Blue Lion submitted a 133-page notice that contained all the material called for in the bylaws for a Noticing Shareholder and its nominees, including the nominees' responses to a 290-question form "Questionnaire" prepared by HomeStreet. Griege Decl. Ex. B.; *see also,* O'Kelley Decl. ¶ 31. In addition, prior to February 23, 2018, Blue Lion had filed with the SEC and made publicly available five different Schedule 13Ds, each consisting of 8-10 pages of detailed information about Blue Lion. Griege Decl. Ex. M. Much of this same information was redundantly called for in the bylaws. This information was known to HomeStreet prior to February 24, 2018. *Id.* Other information about Blue Lion could be found in a press release filed in January 2018 indicating that it would nominate persons for the board election. Griege Decl. Ex. C at 5.

The two Blue Lion nominees are Ronald Tanemura and Paul Miller. Mr. Tanemura is a well-qualified candidate. Since March 2012, Mr. Tanemura has served as a director of post-reorganization Lehman Brothers Holdings Inc. and, since March 2011, as a director of TPG Specialty Lending, Inc. Also, since November 2012, he has served as a non-executive director of ICE Clear Credit in Chicago and, since 2009, he has served as a non-executive

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director of ICE Clear Europe in London, both wholly owned subsidiaries of Intercontinental Exchange, Inc. Prior to that, Mr. Tanemura was an Advisory Director at Goldman Sachs, was a Partner at Goldman Sachs. He is a resident of Seattle and is deeply involved in the community. *See id.* Ex. B at 3, 24.

Mr. Miller is a Chartered Financial Analyst and a private investor. He was the Managing Director and Head of the Financial Institutions Group of FBR Capital Markets from December 2005 to March 2017, where he oversaw and produced research on large cap banks, regional banks and mortgage banks. Mr. Miller provided investor research coverage of HomeStreet for approximately five years from February 2012 to February 2017. Mr. Miller also is a former bank examiner for the Federal Reserve Bank of Philadelphia, where he worked for five years. As a bank examiner, Mr. Miller conducted financial analysis for more than 30 community banking institutions in the Philadelphia and Harrisburg market areas. He served in the Navy from 1979 to 1985. *See id.* at 3, 80.

C. **The Company Wrongfully Rejected the Nominations and Proposals.**

On February 26, 2018, the Company issued a press release saying that it was in receipt of Blue Lion's notice of nominations and proposals and that it would "carefully evaluate the notice" and that "it is unfortunate that Blue Lion has chosen to initiate a proxy contest." *See* Griege Decl. ¶ 9 & Ex. D.

Three days later, on March 1, 2018, the Company sent Blue Lion a five-page letter rejecting the notice and asserting what it contended were "32 instances of failure." It issued a press release simultaneously describing its decision. *See id.* ¶ 10 & Exs. E-F.

In a subsequent letter dated March 9, 2018, reaffirming the decision to reject the nomination notice, HomeStreet explained that "it expects that the Company's Chairman will declare that Blue Lion's nominees and proposals shall be disregarded at the [annual] meeting." *Id.* ¶ 11 & Ex. G. This second letter suggests that the CEO/Chairman may have unilaterally decided to declare the Blue Lion notice invalid. *Id.*

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At the time that the CEO/Chairman unilaterally decided or participated with the board in deciding that Blue Lion's notice should be rejected, he and HomeStreet were aware that one of the corporate governance proposals called for the amendment of HomeStreet's bylaws to require that the role of the CEO and Chairman be separated. *Id.* ¶ 33.

Likewise, at the time the decision was made by the full board to reject Blue Lion's nomination notice, three directors were up for election at the annual meeting of shareholders. Two of the three directors were members of HomeStreet's Audit Committee. Those two long serving directors, on information and belief, understood they were and continue to be extremely vulnerable to an election contest as the directors that sat on the audit committee when the SEC found the Company had impeded an SEC investigation into improper accounting. And, these same directors sat on the audit committee during part of the period in which HomeStreet's accounting records and accounting controls were found to be unlawful. At last year's board election, another audit committee member received a substantial rebuke from shareholders – with an unusual number (40 percent) of shareholders casting a protest vote (known as a "withhold vote") even though the election was not contested and no other candidates were running for election. *Id.* ¶ 34.

Here, all nine members of the Board that participated in deciding to reject Blue Lion's notice were directly "interested" parties in connection with Blue Lion's nomination notice and proposals, raising serious conflicts of interests and likely bias in connection with the discharge of their duties to the Company and its shareholders when receiving the notice. Moreover, each Board member understood that a contested election would draw close scrutiny to the entire Board, with publicity and independent research firms carefully evaluating the work all the Board members had done as fiduciaries for shareholders. Given the recent findings of the SEC and consistent underperformance of HomeStreet's share price, the Board, on information and belief, did not want such scrutiny. The easiest way to avoid the

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publicity and attention of an election contest was for the incumbent directors to simply refuse to accept Blue Lion's Notice.

There is nothing in HomeStreet's bylaws that requires or directs the board of directors to reject a shareholder's Nomination Notice if it is allegedly improperly presented. While the bylaws of the Company provide that the "Chairman of the meeting" shall have the power and duty to determine whether a nomination *may* be brought before the meeting, such authority is not unlimited, with the exception being "as otherwise provided by law the Articles of Incorporation, or [the] Bylaws." Griege Decl. Ex. A § 1.13(e). The bylaws otherwise make clear, however, that "all corporate powers shall be exercised by or under the authority of, ... the Board." Griege Decl. Ex. A § 2.1. And, the board is to serve the interests of the shareholders, not one another or themselves.

Instead of acting to promote shareholder franchise rights (O'Kelley Decl. ¶ 9), the Company is opportunistically being picayune about a timely 133-page submission that complied with the Company's bylaws in all material respects and supplied the background information and qualifications for the nominees and Noticing Shareholder. The Company is acting not in the shareholders' interests, but rather in the self-interests of its own CEO/Chairman and board, inequitably and improperly. *See* O'Kelley Decl. ¶¶ 13, 36.

D.   The Claimed Deficiencies Were Pretextual and Specious.

The claimed deficiencies referenced in the Company's March 1 letter are unfounded, inaccurate and immaterial and will lead shareholders to mistakenly believe that they now only have one choice in the upcoming annual elections for directors. In effect, HomeStreet has hijacked the election by essentially ruling out of order the opposing candidates and shareholder proposals. As things stand, given the Company's position, HomeStreet will collect proxies in a solicitation campaign to rubber-stamp its nominees, but no opposition will be permitted. That is wrong and inequitable, as will be explained in more detail below.

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Nowhere in its objection to Blue Lion's Submission does HomeStreet claim it has insufficient knowledge of Blue Lion's intended actions. Instead, HomeStreet attempts to invalidate the Submission with unwarranted objections that are unreasonable and immaterial.

Notably, the bylaws contain fourteen references to the concepts of materiality and reasonableness. Indeed, those terms are used seven times just within the advance notice provisions of the bylaws. Examples can be found where the bylaws ask for a description of "material monetary agreements" (1.13(b)(iii)(D)) and "any material interest of the Holder" (1.13(b)(ii)(A)). They also ask for information "that could be material to a reasonable shareholder's understanding of the independence, or the lack thereof, of the nominee" (1.13(b)(v)). Thus, contrary to the picayune approach taken by the Company, the bylaws themselves contemplate that advance notice compliance should be judged by reasonableness and materiality. O'Kelley Decl. ¶¶ 31, 41.

Blue Lion's submission was wholly compliant with HomeStreet's bylaws and included all material information relating to Blue Lion, its nominees and its governance proposals. Professor O'Kelley, an expert in corporate governance who has authored governance text books and teaches at Seattle University, reviewed the Submission, the bylaws and the Company's March 1, 2018, letter and opines that Blue Lion's Submission was wholly sufficient and that the lawyer's objections on behalf of the Company were "specious." *Id.* ¶¶ 33-37.

Blue Lion believes there is no ambiguity whatsoever in the Submission and that it provides more than sufficient detail for HomeStreet to have advance notice of Blue Lion's intentions. To that end, on March 8, 2018, Blue Lion responded in a 10-page letter to the Company's lawyer, and provided line-by-line clarifications and objections to HomeStreet's positon. Griege Decl Ex. H. On March 9, 2018, Blue Lion, in an abundance of caution, provided a certified response. *Id.* Ex. I.

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HomeStreet's claim that the Submission failed to meet the bylaw's requirements is unfounded. O'Kelley Decl. ¶¶ 31, 35, 41. Indeed, in some respects, Blue Lion's Submission exceeded what was required. The advance notice provision is ambiguous and convoluted. While it is not clear that Blue Lion was even a "Holder" as defined in the bylaws, it still nonetheless provided information and responded as though it were a "Holder." Many of the so-called deficiencies are for items that are not asked for, or at least not clearly asked for.[1] Even if a discrete item or two is ultimately deemed to have been missing (that is not conceded), Blue Lion's submission overwhelmingly substantially complied with the bylaws. *Id.* ¶¶ 31, 35, 41.

E.   **Alleged Deficiencies and the Reality of Timely Disclosure.**

The Company's March 1, 2018, letter sets forth seven enumerated sections where the Company argues that Blue Lion's Notice was deficient. Griege Decl. Ex. F. While numerous documents attached to this motion address these items in a very specific manner, we will attempt to summarize them below.

Item 1 asserts that Blue Lion failed to specify the number of shares beneficially owned by the Plaintiff, Blue Lion Opportunity Master Fund, L.P. The Notice on page 1 reported that the Plaintiff was a record holder of 1,000 shares and did not disclose that it owned shares beneficially because it does not own any shares beneficially. The Blue Lion affiliates were reported as owning an additional 1,605,109 shares beneficially. Additionally, this information was already known to HomeStreet by virtue of five Schedule 13D filings made by Blue Lion prior to the date of the Notice being submitted. The 13Ds contained detailed beneficial ownership information for the relevant Blue Lion parties (13D-Item 1,

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[1] Under HomeStreet's bylaws, Plaintiff is not defined clearly therein as a Holder. Rather Plaintiff is a Noticing Shareholder and a Record Holder only. Because of this ambiguity, Blue Lion under a reading of Section 1.14 of the bylaws was not required to submit questionnaires. The bylaw definition is very unusual and in undertaking to provide its advance notice, Blue Lion undertook, where applicable, to attempt to respond as if the Holder requests applied to it given this ambiguity, even though technically it may not.

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Item 2(a) and Item 5). The 13Ds explain the relationship of the Blue Lion parties to the advisory clients and why certain Blue Lion parties (not this Plaintiff) were the only beneficial holders based on these relationships (13D-Items 2(b)-(c) and 6). *See* Griege Decl. Ex. M.

Item 2 of HomeStreet's letter suggests that there were 15 instances where information was not provided under Rule 14a. The information which the Company suggests was not provided in Item 2(a-e) was not provided because none existed as of the time the Notice was sent. Under Rule 14a-5, if there is nothing to disclose, one need not say anything. Rule 14a-5(a) states: "No statement need be made in response to any item or sub-item which is inapplicable."

Item 2(f) suggests that Blue Lion did not provide information as to which Blue Lion entities own shares of record. Not true. Plaintiff was identified as the only entity owning shares of record. *Id.* Ex. B at 1.

Item 2(g) suggests that Blue Lion failed to indicate whether any funds were borrowed to purchase securities of the Company. Not true. On page 5 of the Submission, Blue Lion clearly indicated that it did not have any loans secured by shares of the Company. It referred to margin accounts as being where the securities were held, but did not intend to suggest that any financing had taken place with respect to those securities, which it had not, and this was confirmed by letter dated March 8, 2018.

The list goes on and on and in each instance, there was either no information to provide, or the information had already been provided. Nowhere in the Company's letter do they suggest that information exists that they were aware of and that was not provided in the Notice.

Item 3 asserts that no description of the arrangements between the Noticing Shareholder and the nominees was provided. This also is demonstrably incorrect. Blue Lion provided precisely this information in its Submission. *Id.* Ex. B at 10-12. The Company has not and cannot show that it is in possession of information that shows otherwise. Regarding

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costs and engaged parties to the anticipated proxy solicitation campaign, those advisors and

parties had not been retained, nor had any such cost estimates been done, as of February 23.

Griege Decl. ¶ 28. No information about proxy advisors, proxy solicitors, or projected costs

was provided in the Submission for the simple reason that, at that time, there was no

information to provide.

Item 4 asserts that Blue Lion needed to represent it was intending to "vote" for its

proposals and nominees. *Blue Lion's entire Submission is this representation.* The Company

cannot seriously contend that it was not sure how Blue Lion intended to vote – and the fact

that it does speaks volumes that its intent here was to block Blue Lion's candidates and

proposals, and not to get further information. At the top of page 2 of the Submission letter

(Griege Decl. Ex. B), Blue Lion expressly states that it and its affiliates will present at least its

percentage (almost six percent) of voting shares in support of its proposals and nominees and

in a prior press release stated that Blue Lion, "intends to solicit votes for the election of" its

candidates and "will send a definitive proxy statement, proxy card and related proxy materials

to shareholders … seeking their support." Griege Decl. Ex. C at 5.

Item 5 relates to the Tanemura Questionnaire. The Company asserts that of the 290

questions (including all subparts) in the Questionnaire, <u>one</u> question, 2(d), needed

supplementation. However, Mr. Tanemura provided the information called for in 2(d) when

both his attached CV and the Notice Letter stated that "TPG … [is] an investment company

registered under the Investment Company Act." *See id.* Ex. B at 5-6, 24. The information,

thus, was provided. Subsequent to the March 1, letter the Company also indicated that Mr.

Tanemura had failed to provide information regarding his share ownership of the company.

Yet, at page 4 of the February 24 submission it could not be more clear. "Mr. Tanemura does

not own shares…." Also, there is no director ownership requirement in the bylaws.

Item 6 relates to the Miller questionnaire. Although the HomeStreet rejection letter

identifies 10 questions which HomeStreet claims Miller did not respond to appropriately,

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there are actually 15 items if you were to include subparts, but 13 of the items involve the

"absence of information." In other words, there was no affirmative information to provide in

response, and the Company has no information to the contrary. *See* questionnaire paragraphs

5(n), 7(d)(1), 7(d)(2), 8(a), 8(b), 8(c), 8(f), 9, 10(d), 11(a), 11(b), 11(c) and 11(d). To the

extent these items resulted in boxes not being filled, Miller certified in his affidavit that his

foregoing answers to "each of the foregoing questions [were] accurate and complete." Griege

Decl. Ex. B at 130. This certification made clear that if information was left blank, that meant

that there was no information to provide. Mr. Miller has since certified that there was no

information to provide. *Id.*

In question 2(b) of the questionnaire, where it asked for "any arrangement" between

Miller and other persons relating to his nomination, he appropriately answered "yes," but he

did not describe the arrangement. However, Blue Lion's letter already accurately described

the "arrangement" on pages 6 and 11 of that letter as it related to matters between Miller and

Blue Lion. That information was also redundantly clarified in Blue Lion's responses on

March 8 and 9, 2018, by directing HomeStreet to those same pages 6 and 11 of the Notice.

Griege Decl. Exs. B & H.

Question 7(c)(10), regarding whether Miller held "financial or accounting related

professional certificates for licenses," he did not list them, but that specific information was

provided by Miller when he attached his biography to the questionnaire which indicated that

he was a "Chartered Financial Analysist [since] 1998" and held "FINRA Series 7, 24 and 87"

licenses. *Id.* Ex. B at 80. The February 23 notice also describes on page 3 that "Mr. Miller is

a Chartered Financial Analyst." All information was provided and it is absurd to suggest

otherwise.

With respect to Question 10(b), Miller misread the question to ask whether he had any

credit extended to him by the "Bank," HomeStreet. By not providing any information, Miller

accurately disclosed that he had no such credit with the "Bank." Question 10(a) asks about

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the Company and Question 10(c) did as well, leading to Miller's confusion. Miller has since

provided information relating to his outstanding _personal home mortgages_ to HomeStreet in

Blue Lion's March 9, 2018 letter. *Id.* Ex. I at 24. The query, in any event, is immaterial to

his qualifications and the Company's preparation of a proxy statement.

Other questions that Miller did not respond to because he had no such information,

were questions relating to information that, if applicable, would have already have been in the

possession of the Company. The following are a few examples: Question 7(d)(1) asks for any

fees Mr. Miller may have received from the Company or its subsidiaries. Question 8(a) asks

for information relating to any transaction between Mr. Miller and the Company; Question

8(f) asks for any arrangement Mr. Miller may be aware of relating to any director, officer or

controlling person of the Company. Question 9 asks for any information regarding loans or

indebtedness "supported by the Company." Question 11 asks in subparts (a-d) whether Mr.

Miller is aware of any payments by the Company to its officers, directors, employees or

agents.

All of the information Mr. Miller originally provided in the questionnaire that was

submitted on February 23, 2018, was accurate at the time. Other than the answer to question

10(b) which was misunderstood, all affirmative information was provided. *See also,* Mr.

Miller's declaration filed herewith.

Item 7 asserts that the Company could not find affirmations of a negative regarding

other topics of inquiry of Blue Lion, i.e., affirmations that there was nothing further to

disclose. However, there is no requirement in the bylaws nor the proxy rules that requires an

affirmative statement like "not applicable" or "nothing to disclose" when there is nothing to

say or disclose. Thus, item 7, like the others, is an unfounded assertion. This also was

explained in Blue Lion's March 8, 2018, letter.

As can be seen from the above, there was _no_ material omission in regard to the

advance notice submission.

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F. **Blue Lion and All of HomeStreet's Shareholders Are Being Irreparably Harmed by HomeStreet's Violations of Shareholder Rights.**

HomeStreet is intentionally using its control of the corporate electoral machinery to manipulate the nomination process to suppress the rights of Blue Lion to nominate and meaningfully vote in a proxy solicitation contest. O'Kelley Decl. ¶ 36; Griege Decl. ¶ 56. A preliminary injunction is warranted to prevent the Company's blatant efforts to thwart shareholder voting rights and entrench the incumbent board.

HomeStreet's annual meeting will be held on May 24, 2018. Griege Decl. ¶ 7. To effectively run a candidate of its choosing in a contested directorship election, Blue Lion must engage in a lengthy and detailed proxy process governed by SEC regulations. Specifically, the Company and any opposing shareholder nominators typically issue their own separate final proxy statements no less than 30-45 days prior to the date of the shareholder meeting – in this case, by approximately the week of April 16, 2018. *See id.* ¶ 56. Before those proxy statements can be issued, however, they must be approved by the SEC. The Company and shareholder nominators must allow additional time for the SEC to review and comment upon proposed proxy statements from each side in a contested directorship election. Thus, Blue Lion needs to submit its "preliminary" proxy statements to the SEC for review and comment no later than approximately March 26. *Id.* Accordingly, this dispute must be resolved no later than approximately March 26, unless the court, as an alternative, orders the date of the annual meeting to be moved into June.

If the Company does not recognize Blue Lion's candidates and proposals as matters properly brought before the meeting, then Blue Lion's ability to conduct an effective proxy soliciting contest will be severely impacted. O'Kelley Decl. ¶¶ 36-38; Griege Decl. ¶ 56. In short, Blue Lion will be irreparably harmed. *Id.*

On March 9, the Company's lawyer confirmed that Blue Lion will be irreparably harmed unless this Court acts immediately. In that letter, the Company makes clear that the

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conflicted and self-interested CEO/Chairman (in HomeStreet's view) has the unilateral right to declare anyone running against his positions and hand-picked candidates out of order at the annual meeting and that Blue Lion's only recourse, in HomeStreet's view, is to try again in 2019. Griege Decl. Ex. G.

III. STATEMENT OF ISSUES

Whether the Court should grant a preliminary injunction declaring that Blue Lion's Submission materially complied with the Company's advance notice bylaws and thus properly nominated Messrs. Tanemura and Miller for candidacy for the directors' election and submitted three management proposals; ordering that the board, Company and Chairman of the meeting must recognize these nominations and proposals as properly on the agenda and presented for a vote at the annual meeting for 2018; and requiring the Company to disregard any proxies it may have received prior to the order in determining the election results.

IV. EVIDENCE RELIED UPON

This matter can be determined on declarations and written evidence and it is not anticipated that the taking of testimony will be required. Oral argument is requested.

The evidence relied upon is: Declarations of Charles W. Griege, Jr.; Charles R.T. O'Kelley; Paul J. Miller, Jr., the exhibits thereto, and the Complaint filed in this action.

V. ARGUMENT

A. Blue Lion Presents an Archetypal Case for an Injunction.

To obtain injunctive relief, a plaintiff must establish (1) it has a clear legal or equitable right, (2) it has a well-grounded fear of immediate invasion of that right by the entity against which he seeks the injunction, and (3) the acts about which it complains are either resulting or will result in actual and substantial injury to it. *Tyler Pipe Indus., Inc. v. Dep't of Revenue,* 96 Wn.2d 785, 792, 638 P.2d 1213 (1982). Those elements easily are met here.

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In addition, there is no adequate alternative remedy in money damages. HomeStreet's

March 9, 2018, letter recognizes this, saying that the only recourse is to try to submit the

matters again in 2019. Griege Decl. Ex. G.

In fact, HomeStreet made clear in its March 9, letter:

> [I]f Blue Lion proceeds with soliciting proxies from
> shareholders for its proposed nominees and proposals for the
> Company's 2018 annual meeting of shareholders, the Company
> will advise its shareholders that it expects that the Company's
> Chairman will declare that Blue Lion's nominees and proposals
> shall be disregarded at the meeting and that, as a result, no
> proxies in favor of Blue Lion's nominees or proposals will be
> recognized and no votes cast in favor of Blue Lion's nominees
> or proposals will be tabulated.

Id. In essence, unless the injunction is granted, the Company will tell all the voters that a vote

for Blue Lion is a wasted vote.

This precise irreparable harm question has been addressed by similar cases in

Delaware. The prospect of having to wait a year to "try again" is irreparable harm to

shareholder rights:

> [T]here is a sufficient possibility that the Plaintiffs will be
> irreparably injured if enforcement of the Advance Notice Bylaw
> is not enjoined. "Shareholder voting rights are sacrosanct," ...
> stockholders, … will be denied the opportunity to exercise their
> voting rights at an arguably critical time – "Plaintiffs would be
> irreparably harmed by having to wait 13 months to effectuate
> change.…"

Icahn Partners LP v. Amylin Pharms., Inc., No. CIV.A. 7404-VCN, 2012 WL 1526814, at *3

(Del. Ch. Apr. 20, 2012) (citing *EMAK Worldwide, Inc. v. Kurz*, No. 512, 2011, 2012 WL

1319771, at *3 (Del. Apr. 17, 2012)).

In *EMAK*, the court observed: "Shareholder voting rights are sacrosanct. The

fundamental governance right possessed by shareholders is the ability to vote for the directors

the shareholder wants to oversee the firm. Without that right, a shareholder would more

closely resemble a creditor than an owner. Shareholders have limited opportunities to exercise

their right to vote." *Id*.

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That right should not be cavalierly thwarted, as is being attempted here by HomeStreet. Election contests and voting results cannot easily be quantified into money damages. *King v. Riveland*, 125 Wn.2d 500, 517, 866 P.2d 160 (1994) (injunction needed where money damages could not satisfy potential injury).

B. **There Is a Clear Legal Right Because the Right to Nominate Candidates to the Board Is Fundamental and Cannot Be Thwarted by the Company.**

1. Shareholder Rights Are Well-Established.

"The board of directors and the shareholders' power to nominate and elect to, or remove, directors from that board is the central feature of the traditional corporate model in the United States." Douglas Branson, *Corporate Governance* at 1 (1993)[2]. "[O]ne of the most sacred rights of any shareholder is to participate in corporate democracy." *ER Holdings, Inc. v. Norton Co.*, 735 F. Supp. 1094, 1100 (D. Mass. 1990). So sacred is this right that the business judgment rule does not apply to actions that "foil the electoral process." *Corporate Governance* at 3 (citing *Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d 651, 659 (Del. Ch. 1988)). As Professor Branson writes, "shareholders must by necessity also have the power to nominate persons for positions on the board of directors." *Id.* at 5. "[N]omination is a critical part of the election process-in the absence of other nominations, the stockholder constituency has no electoral choice as between candidates; instead, the shareholders are left with only an 'up or down' vote on the company sponsored candidates." *Levitt Corp. v. Office Depot, Inc.*, No. CIV.A. 3622-VCN, 2008 WL 1724244, at *6 (Del. Ch. Apr. 14, 2008).

2. The Burden Shifts to the Company to Justify Restricting a Vote.

Bylaws of a corporation that seek to restrict the power of a shareholder to nominate are scrutinized under the law. The State of Washington recognizes certain fundamental rights of shareholders. In *Washington State Labor Council v. Federated American Insurance*

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[2] Professor Branson was, at the time of authoring this treatise, a Professor at University of Puget Sound Law School.

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Company, 78 Wn.2d 263, 271, 474 P.2d 98 (1970), the Supreme Court stated that "[t]he right

of a qualified shareholder in a corporation to vote, either personally or by proxy, for the

directors who are to manage the corporate affairs is a valuable and vested property right. It is

one of the most important rights incident to stock ownership *and should not be annulled for*

purely technical reasons." (Emphasis added). Yet, that is precisely what HomeStreet is

doing here – annulling the meaningful right to vote on what it itself has to admit are purely

technical reasons.

Washington law underscores the importance of shareholder rights in corporate

governance, holding that "[t]he right to participate in the election of the governing board of a

corporation is one of the most important rights incident to stock ownership." *State ex rel.*

Lidral v. Superior Court, 198 Wash. 610, 615, 89 P.2d 501 (1939). *See also, State ex rel.*

David v. Dailey, 23 Wn.2d 25, 158 P.2d 330 (1945) (demonstrating Washington state's policy

against disenfranchising shareholders).

Enhanced judicial scrutiny applies to situations where "a board of directors acts for the

primary purpose of interfering with or impeding the effective exercise of a shareholder vote",

especially in the context of a contested election for directors. *MM Cos., Inc. v. Liquid Audio,*

Inc., 813 A.2d 1118, 1128 (Del. 2003) (citing *Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d

651, 659-61 (Del. Ch. 1988)). Such enhanced scrutiny requires the board of directors to bear

"the heavy burden of demonstrating a compelling justification for such action." *MM Cos.,*

813 A.2d at 1128 (quoting *Blasius*, 564 A.2d at 661). This standard recognizes "the inherent

conflicts of interest that arise when a board of directors acts to prevent shareholders from

effectively exercising their right to vote either contrary to the will of the incumbent board

members generally or to replace the incumbent board members in a contested election." *Id.* at

1129 (holding that board of directors did not demonstrate a compelling justification for the

utilization of its "otherwise valid powers" to expand the size of its membership because the

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primary purpose was to impede or interfere with the efforts of the stockholders' power to

effectively exercise their voting rights in a contested election for directors).[3]

"[W]hen facing an electoral contest, incumbent directors are not entitled to determine

the outcome for the stockholders. Stockholders elect directors, not the other way

around." *Pell v. Kill*, 135 A.3d 764, 769 (Del. Ch. 2016). Enhanced scrutiny is not limited to

electoral contests where the entire board might be replaced – it also applies in other situations

where the law provides stockholders with a right to vote and the directors take action that

intrudes on the space allotted for stockholder decision-making. *Id.* at 786. When tailored for

reviewing director action that affects stockholder voting, enhanced scrutiny requires that the

defendant fiduciaries bear the burden of proving (i) that their motivations were proper and

not selfish, (ii) that they did not preclude stockholders from exercising their right to vote or

coerce them into voting a particular way, and (iii) that the directors' actions were reasonable

in relation to their legitimate objective. *Id.* at 787. If the fit between means and ends is not

reasonable, directors will also come up short. *Id.*

HomeStreet has clearly taken action impeding stockholder voting rights. Thus,

HomeStreet bears the heavy burden of demonstrating that some vital information was missing

or was not sufficiently timely supplied or known, in order to succeed in blocking the

nominations and proposals.

3.   The Board of Directors Cannot Delegate Authority Over the Nomination Process to the Unilateral Decision of the CEO or Chairman.

Washington statutory law prohibits the bylaws from delegating a board decision to

anyone other than the board, such as a CEO or chairman of a meeting. "The business and

affairs of the corporation shall be managed under the direction of its board of directors, which

shall have exclusive authority as to substantive decisions concerning management of the

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[3] Washington looks to Delaware law as influential in corporate governance matters where
Washington case law has yet to be developed. *In re F5 Networks, Inc.*, 166 Wn.2d 229, 239-
40, 207 P.3d 433 (2009).

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corporations' business." RCW 23B.08.010(2)(b). As stated in RCW 23B.02.060(4), "[t]he bylaws of a corporation may contain any provision for managing the business and regulating the affairs of the corporation *to the extent the provision does not infringe upon or limit the exclusive authority of the board of directors under RCW 23B.08.010(2)(b)….*" (Emphasis added).

Thus, the HomeStreet bylaws, as a matter of law, cannot place the *decision* for recognizing nominations and conducting elections to anyone less than the entire board of directors. It violates Washington law to attempt to place that *decision* onto a meeting Chairman, CEO or Chairman of the Board. HomeStreet's letter of March 9, 2018, (Griege Decl. Ex. G) stating to the contrary is outside the bounds of Washington law. *See also,* O'Kelley Decl. at ¶¶ 39-41. HomeStreet's own bylaws, at Section 2.1, incorporate this provision of law into its own rules: "All corporate powers shall be exercised by or under authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board, except as may be otherwise provided by law or the Articles of Incorporation." Griege Decl. Ex. A § 2.1. Notably, the bylaws cannot alter this governance rule.

4. A Prior Court Has Struck Down the Same Ploy HomeStreet Is Attempting Here.

The most parallel case to the one presented to the Court here is from Ohio. In the Ohio case, the company sought a declaration that the shareholder's nominations and proposals did not comport with the bylaws such that it did not need to be recognized at the annual meeting. Recognizing that to do so would be in derogation of important shareholder rights, the company there sought permission from a court, as opposed to the "self-help" HomeStreet seeks to engage in here. The Ohio company said the shareholder failed to provide sufficient information in its nomination package. The Ohio court instead ruled the company's objection was a "pretext" for avoiding a shareholder vote on rival candidates. *First Union Real Estate*

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Equity & Mortg. Invs. v. Gotham Partners, L.P., No. 347063 (Ct. of Common Pleas

Cuyahoga Cnty. Ohio Mar. 27, 1998).

The Ohio court properly rejected the company's attempt to take away meaningful

shareholder franchise rights. The court denied the company's motion for a preliminary

injunction, finding that the shareholder had made "reasonable attempts to comply with all of

First Union's demands for information," that the issue was "pretextual," and that

"management's efforts to disenfranchise Gotham do not appear to be designed to protect First

Union's REIT status but rather management." *Id.* at 13.

The same corporate maneuver attempted by First Union discussed in that case is being

attempted here by HomeStreet. The only difference is First Union *asked the Ohio court for*

permission to deny the shareholder rights; here HomeStreet just unilaterally did it by way of

its March 1, 2018, letter, knowing that its action was not supported in law.

5. Delaware Would Reject HomeStreet's Maneuvers.

If the Ohio case is not guidance enough, then under Delaware law, any restriction on

the right to nominate must not have the effect of entrenching the incumbent board and

requires a showing of compelling justification. "The theory of our corporation law confers

power upon directors as the agents of the shareholders" only. The board should not act in a

way that thwart's shareholder's right to voice their concerns via a nomination or vote. *Blasius*

Indus., Inc. v. Atlas Corp., 564 A.2d 651, 663 (Del. Ch. 1988).[4]

Thus, the Delaware Chancery Court in *Hubbard v. Hollywood Park Realty*

Enterprises, No. CIV.A. 11779, 1991 WL 3151, at *11, (Del. Ch. Jan.14, 1991) ruled that the

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[4] A second approach is to hold that bylaw restrictions are 'directory" rather than mandatory,
i.e., aspirational. *Commonwealth ex rel. Grabert v. Markey*, 190 A. 892, 893 (Pa. 1937)
(bylaws would not be enforced to prevent shareholders from electing a candidate who had not
been nominated since the court was "[l]oath to limit the fundamental right of shareholders to
vote for whomsoever they please"). Under either standard, Blue Lion's nomination should
not be denied by the Company.

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corporation would have to waive its bylaw restrictions so as to provide a fair opportunity for

the nomination of an opposing slate of potential directors. As a Delaware court bluntly put it,

"when advance notice bylaws unduly restrict the stockholder franchise or are applied

inequitably, they will be struck down." *Jana Master Fund, Ltd. v. CNET Networks, Inc.*, 954

A.2d 335, 344 (Del. Ch. 2008).

In *Jana*, the court struck down an advance notice provision because it was construed

in context as only applicable to a nomination that would be run via the company and *not* the

shareholder's own proxy contest. *Id.* In the circumstance of a separately-run campaign, the

court recognized that the company did not need all the details called for in Rule 14a and thus,

the detailed information called for in the advance notice provision should not apply to a

challenger.

Here, Blue Lion, like the shareholder in *Jana*, will be running its own proxy

solicitation effort. Griege Decl. ¶¶ 27, 56. In particular, the bulk of HomeStreet's objection

was that Blue Lion in its unilateral view did not provide sufficient information under Rule 14a

(HomeStreet's "Item 1") as laid out under its bylaws in Section 1.13(b)(iii)(C). Griege Decl.

Ex. A. *Jana* held that bylaws based on Rule 14a serve no legitimate purpose and need not be

followed when there is a proxy contest that will be run separate from the company's, which is

the case here.

"[W]hen advance notice bylaws unduly restrict the stockholder franchise or are

applied inequitably, they will be struck down." *Jana*, 954 A.2d at 344. "The 'rule of

construction in favor of franchise rights' buttresses this conclusion. Delaware courts have

long recognized that the 'right of shareholders to participate in the voting process includes the

right to nominate an opposing slate." *Id*. at 345.

Delaware courts also will, in equity, rule that the notice provision cannot be enforced

if it would hinder shareholder voting. *See, e.g., Lerman v. Diagnostic Data, Inc.*, 421 A.2d

906 (Del. Ch.1980) (invalidating as inequitable an advance nomination bylaw intended to

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preclude a dissident shareholder from carrying out his announced plan to conduct a proxy contest at the annual meeting); *Icahn Partner LP v. Amylin Pharms., Inc*., 2012 WL 1526814 (granting motion for expedited hearing finding a colorable claim of irreparable injury if company was allowed to enforce its advance notice bylaws); *Levitt Corp. v. Office Depot, Inc*., 2008 WL 1724244 (finding that nominations could be brought forward at Office Depot's annual meeting despite objection by Office Depot as to timing of nomination).

Another important rule of law from Delaware is that corporate bylaws are to be construed like contracts. *Harrah's Ent., Inc. v. JCC Holding Co.*, 802 A.2d 294, 310-11 (Del. Ch. 2002). If there are ambiguities, the provision is to be construed against the company. *Id.* And most importantly:

> When a corporate charter is alleged to contain a restriction on the fundamental electoral rights of stockholders … it has been said that the restriction must be "clear and unambiguous" to be enforceable. The policy basis for this rule of construction rests in the "belief that '[t]he shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests.'"

Id. at 310.

Further, while Delaware courts will enforce advance notice requirements if there is *no attempt* at compliance,[5] here, Blue Lion submitted 133 pages of materials in a timely manner.

Delaware law is clear:

> [T]he "right of shareholders to participate in the voting process includes the right to nominate an opposing slate." … As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders.

Harrah's, 802 A.2d at 310-11. The result in *Harrah's* was that the provision at issue was construed such that it would not restrict the right of the shareholder to nominate directors.

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[5] *Openwave Sys., Inc. v. Harbinger Capital Partners Master Fund I, Ltd.*, 924 A.2d 228 (Del. Ch. 2007) (shareholder made no effort to timely submit nomination).

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Jana and *Harrah's* are significant cases in this body of law and they set out the rules to be applied to the Company's actions here should this court decide to follow Delaware's case law. A Delaware court would reach the same result as in the Ohio case.

A recent Delaware law article also poses the essential question framed by this case. It finds that substantial compliance with the bylaws suffices to nominate directors:

> In one situation, a nominee (or her nominator) may inadvertently fail to provide the required verification, and may not supply it until after the bylaw deadline for submission of the information and the verification. One can reasonably suspect that **a court would decline to support exclusion** of a shareholder nominee in that situation, on the theory that **such literal enforcement would operate inequitably** because it would not advance any salutary purpose of the verification requirement.

Lawrence A. Hamermesh, Director Nominations, 39 Del. J. Corp. L. 117, 144 (2014) (emphases added).

C. Blue Lion's Rights Were Trampled Because Its Submission Met the Requirements of the Bylaws and Should Not Be Set Aside by the Company.

Blue Lion complied with the bylaws and timely submitted a nomination package consisting of 133 pages of material on February 23, 2018. Thus, this is not a case where no nomination was made. Nor is this a case where no information regarding the nominees or the nominating party was provided. As Professor O'Kelley has opined, Blue Lion's submission met the requirements of the bylaws and should not be set aside by the Company. O'Kelley Decl. ¶ 40.

1. If Not Fully Complying, Blue Lion Certainly Substantially Complied.

HomeStreet is pursuing a very novel and draconian argument; that even an immaterially allegedly incomplete nomination submission should bar a nomination. HomeStreet's argument is not supported by the law. *See Capobianco v. First Nat'l Bank of Palmerton*, 380 F. Supp. 155 (M.D. Pa. 1974) (holding that plaintiff's notice of number of shares to be voted for proposed nominees substantially complied with bylaw and rejecting

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hypertechnical evaluation of proxies by bank management to exclude shareholder representation). This is not a case where no timely nomination was made at all. *See, e.g.*, *Openwave Sys., Inc.*, 924 A.2d 228 (shareholder made no effort to timely submit nomination). That is a circumstance very different from the case here.

In this regard, Washington would not need to borrow from Delaware because Washington has myriad areas in the law where substantial compliance is all that is required. These are just some examples:

►**Judicial Procedure** *Sammamish Pointe Homeowners Ass'n v. Sammamish Pointe LLC*, 116 Wn. App. 117, 64 P.3d 656 (2003) (substantial compliance is sufficient in format of summons); *In re Saltis*, 94 Wn.2d 889, 621 P.2d 716 (1980) (lawsuits should not be delayed or lost by unnecessarily complex procedural technicalities).

►**Statutes** *In re Application of Santore*, 28 Wn. App. 319, 326-27, 623 P.2d 702 (1981) (There need not be strict compliance with each and every provision of the adoption statutes, even though such provisions may be couched in mandatory language); *Murphy v. Campbell Inv. Co.*, 79 Wn.2d 417, 421, 486 P.2d 1080 (1971) (contractor had substantially complied with the requirements crucial to the contractor's registration act); *Williamson, Inc. v. Calibre Homes, Inc.*, 106 Wn. App. 558, 569, 23 P.3d 1118 (2001) (to hold otherwise would place form over substance) *aff'd*, 147 Wn.2d 394, 54 P.3d 1186 (2002).

►**Contract** *DC Farms, LLC v. Conagra Foods Lamb Weston, Inc*., 179 Wn. App. 205, 220, 317 P.3d 543 (2014) ("The general rule with respect to compliance with the terms of a bilateral contract is not strict compliance, but substantial compliance. Rights should not be forfeited by "inadvertent omissions or defects.").

Here, HomeStreet's bylaws provide expressly for supplementation after the initial notice deadline. *See, e.g.*, Section 1.13(b)(i) last paragraph that states: "Such information shall be provided as of the date of the notice and shall be supplemented by the Holder not

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later than 10 days <u>after</u> the record date.…" Griege Decl. Ex. A at 6 (emphasis added). The

record date for HomeStreet's upcoming annual meeting will be March 20, 2018. *Id.* ¶ 7.

Further, the bylaws must be read such that only reasonable and material information

needed to be provided. The bylaws contain fourteen references to the concepts of materiality,

reasonableness and reasonable. Those terms are used seven times just within the advance

notice provisions of Sections 1.13 and 1.14.[6] Thus, even by the bylaws' own terms, Blue

Lion complied and certainly at the least substantially complied with the notice requirements.

O'Kelley Decl. ¶ 40. Blue Lion's Submission was wholly compliant with HomeStreet's

bylaws and included every material piece of required information relating to Blue Lion, its

nominees and its governance proposals – information "that could be material to a reasonable

shareholder's understanding of the independence, or the lack thereof, of the nominee." Griege

Decl. Ex. A at 7 (1.13(b)(v)).

2.   There Is Every Indication of Conflict of Interest and Self-Interest on the Part of HomeStreet.

Blue Lion believes HomeStreet's CEO/Chairman, Mr. Mason, and all the board is

intentionally using control of the corporate machinery to manipulate the nomination process

to suppress the rights of Blue Lion to nominate and meaningfully vote in the proxy

solicitation contest by disingenuously claiming the submission is incomplete. Mr. Mason

unilaterally decided that the shareholder proposal to alter his role as CEO and Chairman is not

to be considered. But, neither he, nor the board, can in good conscious or in faithful duty, do

that.

Officers and directors breach their fiduciary duty to the corporation when their actions

benefit them, rather than the corporations they serve and the shareholders. *See Interlake*

Porsche & Audi, Inc. v. Bucholz, 45 Wn. App. 502, 508-09, 728 P.2d 597 (1986); *Hayes*

---

[6] E.g., "material monetary agreements" (1.13(b)(iii)(D)); "any material interest of the Holder"
(1.13(b)(ii)(A)); information "that could be material to a reasonable shareholder's
understanding of the independence, or the lack thereof, of the nominee" (1.13(b)(v)).

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Oyster Co. v. Keypoint Oyster Co., 64 Wn.2d 375, 381, 391 P.2d 979 (1964) (corporate

directors occupy a fiduciary relation to a corporation and the shareholders akin to that of a

trustee, and owe undivided loyalty).

"As a board would likely never concede that its primary purpose was to entrench

itself, [a] [c]ourt must look to circumstantial evidence to determine the primary purpose of

[the company's] action touching upon issues of control." *Hilton Hotels Corp. v. ITT Corp.*,

978 F. Supp. 1342, 1349 (D. Nev. 1997) (viewing circumstantial evidence surrounding

board's defensive measures in the face of a proxy contest and tender offer and holding that

primary purpose of company's actions were to disenfranchise shareholders). The evidence

surrounding the actions of the CEO/Chairman and the board lead to such a conclusion here.

D.   Without Injunctive Relief, Blue Lion and All Shareholders Will Be Irreparably Harmed.

If Blue Lion's candidates are not recognized as nominated candidates by the

Company, or if the proposals are not part of the vote, then Blue Lion's ability to conduct a

proxy soliciting contest will be severely impaired. O'Kelley Decl. ¶¶ 24-26; Griege Decl.

¶ 56. The Company has announced that it will tell all shareholders the effort is futile. In

short, Blue Lion will be irreparably harmed. Griege Decl. Ex. G.

The harm in question is irreparable, in that Blue Lion's only recourse is to wait an

entire calendar year to resubmit its nomination package, denying it and other shareholders the

right to choose between competitive slates of candidates. *See Aprahamian v. HBO & Co.*,

531 A.2d 1204, 1208 (Del. Ch. 1987) (stockholders and corporation could face considerable

hardship if their will was thwarted); *see also, In re MONY Grp. Inc. S'holder Litig.*, 852 A.2d

9, 32 (Del. Ch. 2004). Moreover, Blue Lion's vested right to participate in the election

process is starkly contrasted with the fact that the incumbent directors do not have any vested

or preemptory right to continue to serve as directors. *Aprahamian*, 531 A.2d at 1208.

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E.   The Amount of Security Should Be Extremely Modest.

The amount of security appropriate under CR 65 for the injunction should be minimal – $5,000 – deposited to the registry of the Court. HomeStreet, because it is putting three candidates up for election, will have to run a proxy campaign regardless of whether Blue Lion also is doing so. O'Kelley Decl. ¶¶ 24-26.

There is no provision in the bylaws for the Company to charge a shareholder for nominating a candidate or for proposing a matter for vote. HomeStreet should not be able to use the security device of CR 65 to create some sort of expense shifting where no statute or bylaw provides for cost shifting in a corporate election.

VI.   CONCLUSION

Blue Lion requires immediate injunctive relief. It has met all the requirements for such relief. Fairness and common sense tell one that if HomeStreet legitimately had a concern about boxes left blank *and was not self-interested*, it would have simply inquired if a blank meant there was nothing to disclose, just like rule 14a-5 says. Blue Lion is no stranger to HomeStreet. HomeStreet could have worked in good faith for a few days of asking questions if it truly was missing something material from what was submitted. It was not prejudiced.

However, HomeStreet's reaction tells all. It *never* was going to find the Submission compliant, no matter what was provided. And one can predict the same thing will happen again in 2019.

The Court is the only recourse that shareholders have to course-correct aberrant board-room behavior. This is one such case. The motion should be granted.

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DATED this 13th day of March, 2018.

BYRNES KELLER CROMWELL LLP

By /s/ John A. Tondini
    Bradley S. Keller, WSBA #10665
    John A. Tondini, WSBA #19092
    1000 Second Avenue, 38th Floor
    Seattle, WA 98104
    Telephone: (206) 622-2000
    bkeller@byrneskeller.com
    jtondini@byrneskeller.com
    Attorneys for Plaintiff

CERTIFICATION: The above signature also certifies that this memorandum contains 9,867 words. A motion for over length brief has been filed.

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Annex C

Declaration of Charles R.T. O'Kelley in Support of
Motion for Preliminary Injunction and Declaratory Relief,
filed in the Superior Court of Washington
in and for King County on March 13, 2018

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

BLUE LION OPPORTUNITY MASTER
FUND, L.P.,

Plaintiff,

v.

HOMESTREET, INC.,

Defendant.

No. 18-2-06791-0 SEA

DECLARATION OF CHARLES R.T.
O'KELLEY IN SUPPORT OF MOTION
FOR PRELIMINARY INJUNCTION
AND DECLARATORY RELIEF

Charles R. T. O'Kelley declares as follows:

1.   I am over the age of 18, and have personal knowledge of and am competent to testify to the matters stated herein.

2.   I have been retained as corporate governance expert by counsel for plaintiff. My curriculum vitae is attached as Exhibit A.

3.   Currently I am a Professor and the Director of the Adolf A. Berle Center on Corporations, Law and Society at Seattle University. I am a member, currently inactive, of the state bars of Georgia and Oregon. I am also a member of the Corporate Act Revision Committee of the Washington State Bar Association, Section on Business. During my career in teaching, which now spans 41 years, I have taught corporate governance courses at Seattle University, the University of Georgia, the University of Virginia, the University of

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Oregon, the University of Alabama, and Tulane University School of Law.

4. I am the author, with Robert B. Thompson, of a casebook entitled <u>Corporations and Other Business Association</u> (hereinafter called "O'Kelley and Thompson"). First published in 1992, <u>O'Kelley and Thompson</u> is now in its eighth edition. I am also the author, with Robert B. Thompson, of <u>Corporations and Other Business Associations: Selected Statutes, Rules, and Forms</u> (hereinafter called "<u>Statutes</u>"). <u>Statutes</u>, over 1100 pages in length, is an annotated selection of statutory materials drawn from a variety of state business association statutes, the Model Business Corporation Act, the American Law Institute's <u>Principles of Corporate Governance</u>, and federal securities law, including the Securities Act of 1933 and the Securities Exchange Act of 1934. <u>Statutes</u> was first published in 1992, and is reedited and republished annually.

5. <u>O'Kelley and Thompson</u> and <u>Statutes</u> are used at a substantial number of American law schools to teach Corporate Governance related courses. Over the past 25 years, <u>O'Kelley and Thompson</u> and <u>Statutes</u> have been adopted for use at one time or another at almost every major American law school, including Columbia, Harvard and the University of Washington, and is currently the second most widely adopted corporate governance related casebook. <u>O'Kelley and Thompson</u> and <u>Statutes</u> also have been and are used by instructors in numerous other countries, including notably both Cambridge and Oxford Universities in the United Kingdom.

6. In preparing this declaration, I have reviewed the following:

    a. Plaintiff's Notice of Shareholder Proposals, dated March 1, 2018, and attachments to that Notice;

    b. HomeStreet's Amended & Restated Bylaws, dated July 28, 2016;

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c. Charles W. Griege, Jr., Roaring Blue Lion Capital Management, L.P. Section 13D, dated November 17, 2017;

d. Blue Lion Capital, Presentation to HomeStreet Board of Directors, dated December 21, 2017;

e. HomeStreet Notice of Annual Shareholders Meeting for Years 2012-2017;

f. Correspondence between Charles Griege and Mark Mason, dated November 20, 2017, November 29, 2017;

g. HomeStreet letter to shareholders, dated January 11, 2018;

h. Letter from Charles Griege to HomeStreet Board of Directors, dated January 27, 2018;

i. Letter from Kai Haakon E. Liekefett to Blue Lion Opportunity Master Fund, L.P., dated March 1, 2018;

j. Letter from Phillip Goldberg to Kai Haakon E. Liekefett, dated March 8, 2018;

k. Letter from Charles Griege, Jr. to the Company, dated March 9, 2018;

l. Letter from Kai Haakon E. Liekefett to Phillip Goldberg, dated March 9, 2018; and

m. Publicly filed press releases made by each party.

7. American corporation governance norms and principles support and enable the efficient ownership and operation of complex business organizations vital to the well-being of American society. Shareholders are the owners of American corporations, while responsibility for management is delegated to the corporation's board of directors. The board of directors in turn delegates the conduct of day-to-day business affairs to the CEO and other

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officers of the corporation, while retaining overall management authority, including supervision and monitoring of officer's conduct. American corporation corporate governance norms and principles recognize that a corporation's directors and officers exercise their authority as agents of the shareholders, and for the shareholders ultimate benefit, and serve at the pleasure of the shareholders, who are in effect the principals in this quasi principal-agent relationship. Put in layman's terms, shareholders own the company, and directors manage the company and its property for the exclusive benefit of the shareholders.

8.   Consistent with its recognition that shareholders own the corporation and that directors and officers act on shareholders' behalf and for shareholders' ultimate benefit, American corporate governance principles uniformly recognized that shareholders, as the corporation's owners, have the exclusive authority to elect the directors (which exclusive right is often called "the shareholder franchise").

9.   So important is the shareholder franchise that American corporation law uniformly requires corporations to hold an annual meeting of shareholders for the purpose of electing the directors, and provides summary judicial procedures whereby shareholders can quickly obtain judicial enforcement of this annual meeting requirement.

10.   Indeed, as William Allen, then Chancellor of the Delaware Court of Chancery, famously noted, "[t]he shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests."

11.   Thus, under American corporate governance principles, maintaining a proper balance in the allocation of power between the stockholders' right to elect directors and the

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board of directors' right to manage the corporation is dependent upon the stockholders being afforded an unimpeded right to vote effectively in the election of directors.

12. In managing the corporation's business, which is in reality managing the shareholder's property, corporate governance principles expect that the directors will act in the best interest of their shareholders and this corporate governance principle is reflected in the so-called "business judgment rule" – a rebuttable evidentiary presumption that if sued for a business decision gone bad, the directors acted in an informed manner, in good faith, and in the honest belief that their actions were in the best interests of the corporation.

13. But in the context of an election contest between the nominees preferred by incumbent managers and one or more nominees proposed by a non-management shareholder, the directors have no power or authority to take action intended to frustrate the shareholder's legitimate right to nominate and solicit proxies for its own preferred director candidates. In such circumstance, they are not using their power to manage the shareholder's property. Instead, they are using their power inconsistently with American corporate governance norms to perpetuate themselves in office. Again, the shareholders own the company, and it is for the shareholders, not the directors, to decide who will serve as the shareholders' agents. In short, the business judgment rule does not apply.

14. Thus, under uniformly understood principals of American corporate governance, the board of directors may not use their management powers and the corporate machinery for the purpose of obstructing the legitimate efforts of non-management stockholders in the exercise of their rights to undertake a proxy contest against management. The bylaws are a central part of corporate machinery. American corporate governance

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principles universally condemn any attempt by directors to use that machinery for the self-interested purpose of maintaining themselves in office.

15.   Yet, that is exactly what HomeStreet's board of directors appears to be doing by allowing employees and attorneys of the corporation to interpret the HomeStreet advance notice bylaw provisions so as to bar plaintiff both from nominating two candidates for election and from presenting three related bylaw proposals, at HomeStreet's upcoming annual meeting.

16.   How seriously HomeStreet's actions fail to comply with American corporate governance norms and principles becomes crystal clear when viewed in the context of how the election of directors is supposed to be conducted.

17.   In publicly-traded corporations, the annual meeting of shareholders takes place primarily via proxy rather than by shareholders attending and voting in person. In a well-managed corporation where shareholders are content with how the directors are managing the corporation on the shareholders' behalf, such annual meetings will not involve controversy as to the election of directors. Consistent with corporate law norms, the directors will nominate a slate of proposed candidate for election or reelection as the case may be. The shareholders will be asked to agree with those choices and to submit proxies authorizing management to vote the shares in favor of the board-nominated candidates and in favor of other matters that management may choose to present to the shareholders for their consideration.

18.   Importantly, this annual meeting process will be conducted in accordance with the federal proxy rules that establish rules governing the form and content of the corporation's proxy solicitation process. These federal proxy rules were designed and are implemented by

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the Securities and Exchange Commission (the "SEC") so that shareholders are able to participate in the annual meeting by proxy in a manner similar to how they would participate in person at an archetypal New England town meeting.

19.   Under American corporate governance principles, a corporation must give shareholders notice of the annual meeting and its purpose, but generally can do so no sooner than 60 days before the annual meeting date. The shareholders entitled to receive a notice of meeting and to participate in the annual meeting are the shareholder of record on the record date. Accordingly, the record date can be expected to be around 45 to 6o days before the annual meeting, perhaps a week before the annual meeting notice is to be sent. In the weeks before and after the record date, management will be working on preparing its proxy statement, the document which it will use to solicit proxies, and determining how it will carry out the process of soliciting proxies. Among other things, management must decide what professional proxy solicitors will management hire, and when will it reach out to proxy advisory firms to be sure they are on board and supportive of management's plans.

20.   This important governance process goes on every year in every publicly-traded corporation. While it is an expensive process, it is an expense borne by the corporation and therefore effectively shared among its owners, who make up the electorate at the annual meeting.

21.   A contested annual election adds some additional complications and responsibilities. A corporation involved in a contested election must file a preliminary proxy statement to be reviewed by the SEC before it is printed and mailed to shareholders or used for solicitation activities. There are also specific disclosures that are required in that document. Accordingly, corporations need to know before they produce and file their proxy

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statement whether any shareholder intends to submit an independent nomination for the Board of Directors. Because of these practicalities, many corporations, but certainly not all corporations, have adopted provisions in their bylaws to require a shareholder that intends to submit a name for nomination to provide the corporation notice in advance of the nomination. Over the last decade, these provisions have become more elaborate, seeking from the shareholder information about the shareholder, its investment and background as well as information about the nominees, even though most of that information is not required for the corporation to fulfill its obligations under the proxy rules. The purpose of these provisions, in our system of governance, should not be to put up barriers to shareholder participation in a core element of share ownership — nominations and elections — but rather to ensure the corporation knows it will face a contested election so that it can align its proxy statement and filings with the requirements of the proxy rules.

22.   In a contested election, a non-management shareholder-nominator, like the plaintiff in this case, will incur cost running into the hundreds of thousands of dollars to solicit votes from other shareholders of the corporation. The shareholder-nominator will have no certainty of winning the contest or of being reimbursed for its expenses. If its participation in corporate governance results in positive changes in the corporation's management and profitability, the nominator-shareholder will receive the same pro rata benefit from an increased share price as other shareholders will receive. Thus, the self-interest of the non-management shareholder is simply to see that the corporation and its shares become more valuable, a goal that management should embrace. Effectively, the plaintiff is acting as a proverbial Good Samaritan, seeking to assume the yoke of the shareholder franchise for itself and other shareholders when the corporation is not performing optimally in the view of the shareholder.

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23.   But there are lengths to which even the best of Good Samaritans will not go. If the roadblocks thrown its way make success near impossible, even the best of Good Samaritans may never seek to make a difference.

24.   In order to compete effectively in the election contest, plaintiff must soon incur not only the expense of this litigation, but also the cost of retaining proxy solicitors and preparing preliminary proxy material for submission to the SEC. If the plaintiff delays these expenditures, it will also delay its ability to effectively solicit proxies, making ultimate success in the contest substantially less likely.

25.   Additionally, HomeStreet's management's actions in seeking to prevent plaintiff from participating in the upcoming annual meeting have a chilling effect on the willingness of other shareholders to grant plaintiff the proxy it will seek. HomeStreet has many sophisticated institutional owners who might be willing to join with plaintiff if the odds of success seem reasonable, but who might choose to defer alienating management at this time if it is not even clear that plaintiff will be allowed to use proxies that it is granted.

26.   Thus, by interpreting its advance notice bylaw provisions so as to delay and cast a chill on plaintiff prospects, HomeStreet management could cause plaintiff to abandon its efforts to participate in this year's annual meeting, even it is determined at some later date that plaintiff should have been allowed to proceed. I have reviewed the relevant documents in this case with that concern in mind.

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DECLARATORY RELIEF - 9

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27.   And, that is why American corporate governance principles and norms assume that courts will step in to afford summary equitable relief via injunction or otherwise to prevent directors from accomplishing via delaying tactics the disenfranchisement of a non-management shareholder.

28.   On February 23, 2018, plaintiff delivered a Notice of Intent to Present Proposals and Nominate Directors to HomeStreet's Corporate Secretary as required by HomeStreet's advance bylaw provisions.

29.   The Notice of Intent is composed of a covering 13-page letter in which the plaintiff provides required information about the three proposals it plans to make at the annual meeting and the two individuals – Ronald Tanemura and Paul Miller – that plaintiff plans to nominate. Attached to the letter as Appendix A is a listing of every purchase or sale of HomeStreet's stock that plaintiff has made during the past two years. Further attachments to the letter are: (1) the signed consents of Tanemura and Miller to be nominated by plaintiff and to serve if elected; (2) the signed certificates of Tanemura and Miller affirming that they are and will be independent directors and will comply with all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership provisions; (3) a detailed description of the proposal to be made at the meeting; (4) the CV of each nominee; and (5) a completed and signed "HomeStreet, Inc. Director Questionnaire" of each nominee.

30.   I have carefully reviewed the Notice of Intent to Present Proposal and Nominate Directors.

31.   In my professional expert opinion, properly interpreted, the letter certainly provides actual notice that the election for directors will be contested – all that the corporation

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needs so that it can comport its proxy statement to the strictures of the proxy rules – and

provides in full detail the information sought by the bylaws, including the information

requested in the Director's Questionnaire. In my opinion, the Company received on a timely

basis the background information and qualifications the bylaws call for. Additionally, the

submission materials on February 23, 2018, were sufficient for the needs of a reasonable

company and a reasonable board of directors in my opinion.

32.   Plaintiff's Notice of Intent to Present Proposals and Nominate Directors, dated

and delivered February 23, 2018, concluded with this request: "If the Company believes this

Notice is incomplete or otherwise deficient in any respect, please contact the Shareholder

immediately so that the Shareholder may promptly cure any alleged deficiencies."

33.   On March 1, 2018, plaintiff received a letter from Kai Haakon E. Liekefett, an

attorney with Sidley Austin LLP's New York office, purporting to be acting for HomeStreet.

Attorney Liekfett's letter detailed alleged deficiencies in Plaintiff's Notice, and stated (1) that

because of those deficiencies the Plaintiff's Notice does not satisfy the requirements of

HomeStreet's advance notice bylaw provision, and (2) since the February 24 deadline for

submitting a non-deficient Notice has now passed, the plaintiff will not be allowed to make

proposals or nominate candidates for election as directors in the upcoming annual meeting.

34.   I have carefully reviewed attorney Liekefett's letter dated March 1, 2018.

35.   In my professional expert opinion, attorney Liekefett's explanations of why the

Plaintiff's Notice is deficient are both entirely specious and inconsistent with the

corporation's and the board of director's obligations and the purpose of the advance notice

bylaw. Essentially attorney Liekefett concludes that leaving a space for an answer on the

DECLARATION OF CHARLES R.T. O'KELLEY IN SUPPORT OF
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Director's Questionnaire blank, or failing in the covering letter to specifically state that some items that need to be disclosed if they exist are not being disclosed because they do not exist, means that the Notice or Questionnaire is incomplete. Relevant to preparation of proxy related materials, leaving a section or space blank should be interpreted as indicating that there is nothing to be disclosed. In my professional expert opinion as a corporate governance expert, I would interpret Plaintiff's Notice in that manner. If a question asks have you anything to declare, leaving the accompanying space for an answer blank would reasonably be interpreted to indicate that there is nothing to declare. Leaving the matter blank *is* the disclosure.

36. There is, however, an additional and far more troubling aspect of the purported HomeStreet response to plaintiff's Notice. It is HomeStreet's board of director's responsibility to supervise the Annual Meeting process, and to monitor the actions of corporate officers who assist in the carrying out of that responsibility. It is the responsibility of the board of directors to ensure that the corporate machinery, of which the bylaws are an integral part, not be used to disenfranchise shareholders. The advance notice bylaw (whose narrow purpose is to provide actual notice of a shareholder's intent to nominate) should not be used, in our system of corporate governance, and is not used, under the norms of conduct in our system, to thwart shareholder nominations or to throw road blocks in front of shareholders.

37. To the contrary, as the shareholders' agents, American corporate governance norms and principles require that the directors facilitate legitimate shareholder efforts to contest the incumbent directors' views of how best to manage the corporation, by attempting to elect one or more directors who may bring a fresh and helpful perspective to board decision-making. The incumbent directors have every right to advocate for the election of

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directors they prefer. But they have an equal responsibility to ensure that shareholders wishing to finance at their own expense a competing slate of director candidates are not prevented from doing so by specious interpretations of advance notice bylaws.

38. Given the shareholders' ownership of the corporation and exclusive authority to elect the directors, the board of directors, and officers, employees and agents of the corporation have no power or authority to interpret the advance notice bylaw provisions as intended to provide the incumbent managers with a weapon or tool to ward off non-management shareholder efforts to nominate and elect new directors. Rather, they must interpret and apply those advance notice bylaws to facilitate the ability of any non-management shareholder who is willing to spend personal resources to participate in corporate democracy.

39. Moreover, the directors cannot avoid this responsibility by delegating it to a corporate employee, even if it is the CEO or an attorney employed by the corporation, and then deferring to that employee or attorney's decision. The directors cannot delegate authority which they do not have – i.e., authority to use corporate machinery to frustrate non-management shareholder electoral rights – and they must exercise their oversight powers and responsibilities to countermand delegated authority that is misused to interfere with shareholder electoral rights.

40. The HomeStreet bylaws specifically provide in section 1.13 that the Chairman of the Annual Shareholders Meeting "may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with [the advance notice provisions]." In my expert opinion, this provision shows that compliance or non-compliance with the advance notice provisions is not intended and cannot in good faith be interpreted as

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intended to enable the corporation, or the board, or the board chair to require that a Shareholder Notice be "perfect" by the last date for filing such notice, here February 24, 2018. Thus, even if one were to interpret plaintiff's Notice as incomplete in some material way, or ambiguous in some respect, there can be no doubt that the Notice constitutes substantial and good faith compliance with the advance notice requirements.

41.   The fact that the bylaws contemplate the Chairman of the Annual Meeting making a determination at an unspecified date, presumably even on the date of and at the actual physical meeting, indicates that the process of determining whether a shareholder may nominate candidates for director and submit shareholder proposals is not to be made ministerially, but must be interpreted as requiring that the filing of a Notice that substantially complies with the advance notice provisions will initiate a good faith response by company officers or agents, acting on behalf of the board of directors, to ensure that the prospective nominator is able to cure any perceived material deficiencies. Of course, in this case, in my expert opinion there were no material deficiencies. The Chairman of the meeting should only act on behalf of the entire board's direction.

42.   In summary, in my expert opinion, plaintiff has fully complied with the letter and spirit of the advance notice obligations under American corporate governance norms, and under any conceivable standard has substantially complied with the HomeStreet advance notice bylaws. Moreover, the directors are not authorized under American corporate governance principles or powers granted to them to interpret or apply the bylaws other than in manner which facilitates and allows the plaintiff's good faith effort to comply with the letter and spirit of the advance notice provision so as to exercise its shareholder franchise rights. The directors exercise their powers as agent of and for the shareholders. Those powers cannot

DECLARATION OF CHARLES R.T. O'KELLEY IN SUPPORT OF
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lawfully or equitably be exercised to take away from shareholders the right to nominate and elect directors of their own choosing.

I declare under penalty of perjury under the laws of the state of Washington that this declaration is true and correct.

DATED in Seattle, Washington, this 16th day of March, 2018.

Charles R. T. O'Kelley

Charles R. T. O'Kelley

DECLARATION OF CHARLES R.T. O'KELLEY IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION AND DECLARATORY RELIEF - 15

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EXHIBIT A

CHARLES R.T. O'KELLEY
1616 Nob Hill Avenue, North
Seattle, Washington, 98109

Cell - (706) 424-2772· Home - (206) 588.1938· Email - okelleyc@seattleu.edu

EDUCATION

- LL.M., Harvard University, 1977
- J.D., University of Texas at Austin, 1972
- B.A., University of the South, 1970

FACULTY APPOINTMENTS

- Seattle University School of Law, 2008 - Present
  Professor and Director, Adolf A. Berle, Jr., Center on Corporations, Law and Society

- University of Georgia School of Law, 1997 – Present (Emeritus since 2009)
  Martin E. Kilpatrick Chair of Corporate Finance and Securities Law

- University of Oregon School of Law, 1982 - 1997
  Loran L. Stewart Professor of Business Law, 1993 - 1997

- University of Virginia, Visiting Professor, Fall 1990

- University of Alabama School of Law, 1979 - 1982

- Tulane University School of Law, 1978 - 1979

ADMINISTRATIVE APPOINTMENTS

- Director, Adolf Berle Center, Seattle University School of Law, 2009-present

  Established Adolf Berle Center

  > Implemented Annual Berle Symposia

  > Implement Annual Berle Colloquia series

- Interim Dean, University of Oregon School of Law, 1994-1997

  Established Law and Entrepreneurship Center

  Established Appropriate Dispute Resolution Program

  Implemented Building Renovation and Expansion Program

  - Obtained legislative approval for $9.4 million project (phase I of $18 million project)
  - Obtained legislative approval for $4.7 million in state funding, conditional on private match

1

Converted Renovation Project to New Building Project

    ·   Obtained University approval of $25,000,000 new building

    ·   Traded current building to University for $5,700,000.

    ·   Organized and participated in successful solicitation of $10,000,000 gift to name new Law School building.

    ·   Obtained two $500,000 lead gifts for new building project

- Associate Dean, University of Oregon School of Law, 1993-1994
- Director, Law and Entrepreneurship Center, University of Oregon School of Law, 1994-1997

PUBLICATIONS AND OTHER ACADEMIC SCHOLARSHIP

- **Books**

  - Corporations and Other Business Associations (1992) (2d ed. 1996) (3rd ed. 1999)(4th ed. 2003)(5th ed. 2006)(6th ed. 2010)(7th ed. 2014)(8th ed. 2017)(with Robert Thompson).

  - Corporations and Other Business Associations: Selected Statutes, Rules and Forms (1992, 1994-2017) (annually edited) (with Robert Thompson).

  - Surrey, Warren, McDaniel and Ault's Federal Income Taxation, Vol. II (1987 Supp.), (1988 Supp.)(With McDaniel, Ault, and McMahon)

- **Articles**

  - *The Evolution of the Modern Corporation: Corporate Governance Reform in* Context, 2013 U. Ill. L. Rev. 1001 (2013).

  - *Coase, Knight, and the Nexus-of-Contracts Theory of the Firm: A Reflection on Reification, Reality, and the Corporation as Entrepreneur Surrogate,* 35 Seattle U. L. Rev. 1247 (2012).

  - *The Theory of the Firm: The Corporation as Sole-Proprietor-Surrogate* (June 6, 2011) (working paper series). Available at SSRN: http://ssrn.com/abstract=1858936 or doi:10.2139/ssrn.1858936.

  - *Berle and Veblen; An Intellectual Connection,* 34 Seattle U. L. Rev. 1317 (2011).

  - *Berle and the Entrepreneur,* 33 Seattle U. L. Rev. 1141 (2010).

  - *In Berle's Footsteps,* 33 Seattle U. L. Rev. 777 (2010).

  - *The Entrepreneur and the Theory of the Modern Corporation,* 31 J. Corp. Law 753 (2006)

  - *Delaware Law and Transaction-Cost Engineering,* 34 Ga. L. Rev. 929 (2000).

  - *Foreword, The Many Futures of Teaching Corporations,* 34 Ga. L. Rev. 423 (2000).

- *Understanding the Place of Limited Liability Companies in the Spectrum of Business Forms*, 73 Or. L. Rev. 1 (1994).
- *Filling Gaps in the Close Corporation Contract: A Transaction Cost Analysis, 87 NW. U. L. Rev. 216 (1992).*
- *Opting In and Out of Fiduciary Duties in Cooperative Ventures: Refining the So-Called Coasean Contract Theory*, 70 Wash. U. L.Q. 353 (1992).
- *The Parenting Tax Penalty: A Framework for Income Tax Reform*, 64 Or. L. Rev. 375 (1986).
- *Tax Policy for Post-Liberal Society: A Flat Tax Inspired Redefinition of the Purpose and Ideal Structure of a Progressive Income Tax*, 58 S. Cal. L. Rev. 727 (1985).
- *Rawls, Justice, and the Income Tax*, 16 Ga. L. Rev. 1 (1981).
- *Corporate Distributions and the Income Tax: A Consideration of the Inconsistency Between Subchapter C and Its Underlying Policy*, 34 Vand. L. Rev. 1 (1981). Republished as lead article in The Monthly Digest of Tax Articles (November 1981).
- *A Different Look at the Taxation of Corporate Distribution and Shareholder Gain*, 13 N. Eng. L. Rev. 89 (1977).

ACADEMIC CONFERENCES ORGANIZED

- *Berle V*, Sydney, Australia, May, 2013. Seattle L. Rev. (Fall, 2013).
- *Berle IV*, London, June, 2012. Seattle L. Rev. (January, 2013).
- *Berle III*, Seattle, January, 2012. Seattle L. Rev. (Spring 2012).
- *Berle II*, Seattle, January, 2011. Seattle L. Rev. (Spring 2011).
- *Berle I: In Berle' Footsteps*, Seattle, November, 2009. Seattle L. Rev. (Spring 2010).
- *Teaching Corporate Law*, Athens, Georgia, October 1999, Georgia L. Rev. (Spring 2000).
- *Value-Creation and Business Lawyering*, November 1994, Oregon L. Rev. (Spring 1995).

SERVICE

- **Faculty Leadership**

  Chair, Faculty Appointments Committee (Oregon, 1986-1987; Seattle, 2010-2011)

  Chair, Admissions Committee (Georgia, 1998-2003)

  > Entering class GPA median increased from 3.51 to 3.65

Entering class LSAT median increased from 160 to 163

African-American student enrollment increased substantially

<u>Chair, Admissions Committee</u> (Oregon, 1989-1994)

Entering class GPA median increased from 3.11 to 3.51

African-American student enrollment increased from 2 to 18 students

Female student enrollment in entering class increased from 29% to 51%

<u>Chair, Curriculum Committee</u> (Oregon, 1987-1988)

<u>Chair, Academic Standing Committee</u> (Oregon, 1986-1987)

<u>Chair, Library Committee</u> (Alabama, 1981-1982)

<u>Chair, Honor Code Revision Committee</u> (Tulane, 1978-1979)

- **University-Wide Service**

Vice Chair, Living Wage Assessment Committee (2006-2007)

University Council (Georgia, 1999-2005) (Statutes and By-Laws, 2003-2004)

University Council Executive Committee (Georgia, 1999-2005)

Continuing Education Task Force (Oregon, 1994-1997)

Chair, Wayne Morse Chair Committee (Oregon, 1994-1997)

Council of Deans (Oregon, 1994-1997)

Graduate Council (Oregon, 1993-1994)

Provost's Budget Committee (Oregon, 1992-1994)

Institutional Animal Care and Use Committee (Oregon, 1988-1990)

Research Grants Committee (Oregon, 1986-1987)

Law School Representative, University Senate (Oregon, 1984-1986)

Parliamentarian (Oregon, 1985-1986)

- **Law School Service**

Placement Committee (Georgia, 2001-2002)

Strategic Planning Committee (Georgia, 1999-2000)

Admissions Committee (Seattle, 2009-present) (Georgia, 1997-2004) (Oregon, 1988-1994)

Appointments Committee (Seattle, 2009-present) (Georgia, 1997-2001) (Oregon, 1992-1994)
(Alabama, 1979-1982) (Tulane, 1978-1979)

Dean's Advisory Committee (Georgia, 1998-1999, 2000-2001) (Oregon, 1986-1987, 1992-1994)

Tenure Committee (Oregon, 1984-1985)

Curriculum Committee (Oregon, 1983-1984) (Alabama, 1980-1981) (Georgia, 2003-2005)

Dean Search Committee (Alabama, 1980-1981)

Honor Code Revisions Committee, (Tulane, 1978-1979)

Founding Faculty Mentor OutLaws (formerly Gay and Lesbian Legal Network) (student group) (Georgia, 1998-2009)

- **Washington State Bar Association**

    Member, Corporation Act Revision Committee, 2009-Present

- **Oregon State Bar Association**

    Member, Executive Committee, Business Law Section, 1990-93

    Member, Model Business Corporation Task Force, 1990-96

    Member, Oregon Senate Judiciary Committee Joint Task Force on the Professional Corporation Act, 1992-93

    Member, Uniform Partnership Act Task Force, 1995-96

- **Georgia State Bar Association**

    Member (currently inactive), 1973-present

- **American Law Institute**

    Member, 2000-present

- **American Bar Association**

    Corporation Banking and Business Law Section

    Legal Education Section

    Committee on Closely-Held Corporations, 1977-1982

    Committee on Corporate-Shareholder Relations, 1977-1979

    Subcommittee on Integration, 1977-1978

    Liaison between Oregon State Bar and Committee on Corporate Law, 1994-1998

- **Association of American Law Schools**

    Executive Council, Section on Business Associations, 1994-1998

Community

Member, Advisory Board, Northwest Chapter, NACD, 2009-2011.

Director, Tuscaloosa Montessori, Inc., 1979-81

Director, Druid City Historic District Association, 1979-81

Director, Kidsports, Inc., 1987-1994

Director, Town Club of Eugene, Inc., 1994-96.

Co-plaintiff, O'Kelley v. Cox and O'Kelley v. Perdue (Lawsuits by ACLU/ Lambda Legal seeking to overturn Georgia's so-called "marriage amendment").

Director, Georgia Chapter, ACLU, 2007-2008

Member, Clarke County Democratic Committee, 2005-2008(Executive Committee member and Chair, fund-raising, 2007-2008).

COURSES

- Business Courses: Corporations; Corporate Law Appellate Litigation; Mergers and Acquisitions; Corporate Governance; Business Planning; Non-Publicly-Traded Business Associations; Securities Regulation; International Business Transactions (in Verona, Italy); Corporations, Law and Society.

- Tax Courses: Federal Income Taxation (Individual and Corporate); Tax Policy.

SEMINARS

- Economics Institute for Law Professors, summer 1985, Hanover, New Hampshire.

- NEH Summer Humanities Seminar, "Liberty, Equality and Justice," Summer 1980.

LAW PRACTICE

- Dodd, Driver, Connell and Hughes, Atlanta, Georgia
  Associate Attorney, 1977-1978

- Jones, Bird and Howell, Atlanta, Georgia
  Associate Attorney, 1973-1977

Annex D

Declaration of Charles W. Griege, Jr. in Support of
Motion for Preliminary Injunction and Declaratory Relief,
filed in the Superior Court of Washington
in and for King County on March 13, 2018

The Honorable Mary E. Roberts

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

BLUE LION OPPORTUNITY MASTER FUND, L.P., Plaintiff, v. HOMESTREET, INC., Defendant.	No. 18-2-06791-0 SEA DECLARATION OF CHARLES W. GRIEGE, JR. IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION AND DECLARATORY RELIEF

Charles W. Griege, Jr. declares as follows:

1. I am over the age of 18, and have personal knowledge of and am competent to testify to the matters stated herein.

2. I have over twenty-five years of experience in the capital markets. I founded and have managed Blue Lion Capital since October 2005. Prior to that, I was a Partner of Atlas Capital Management from 2001 to 2005. Prior to 2001, I had seven years of investment banking experience at Soundview Technology Group, Lehman Brothers and A.G. Edwards and was Vice President of Sanford Bernstein. I graduated with honors from Columbia Business School in 1990 and, prior to that, worked at the Federal Home Loan Bank of Dallas from 1985 to 1988. I graduated from Vanderbilt University in 1985.

3. Blue Lion has its principal place of business in Dallas, Texas. Affiliates of Blue Lion include, myself, Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., and Blue Lion Opportunity Master Fund, L.P. (collectively, “Blue Lion” or “I” on behalf of Blue Lion). These affiliates are not parties.

DECLARATION OF CHARLES W. GRIEGE, JR. IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION AND DECLARATORY RELIEF - 1

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4.   HomeStreet, Inc. (the "Company" or "HomeStreet"), is the parent company of HomeStreet Bank (the "Bank"). HomeStreet, Inc. is a public company whose stock trades on the NASDQ exchange. It is a diversified financial services company headquartered in Seattle, Washington, serving consumers and businesses in the State of Washington as well as the Western United States and Hawaii through its various operating subsidiaries.

5.   The Board of Directors of HomeStreet is comprised of Mark K. Mason, David A. Ederer, Scott M. Boggs, Victor H. Indiek, Thomas E. King, George "Judd" Kirk, Mark R. Patterson, Douglas I. Smith, and Donald R. Voss.

6.   Blue Lion and its affiliates manage funds that beneficially or in record name own approximately 6.0 percent of the stock of HomeStreet, Inc., making it the fourth largest shareholder, owning almost four (4) times more shares than the current HomeStreet Board of Directors (the "Board") combined. Blue Lion informed HomeStreet on February 23, 2018, that it would nominate two highly qualified candidates for election to the Board and made two substantive corporate governance proposals for inclusion in shareholder votes at the Company's 2018 Annual Meeting of Shareholders.

7.   The Annual Meeting (Annual Meeting") is set to take place in Seattle, Washington on May 24, 2018, and the Record Date is set for March 20, 2018.

8.   Blue Lion sent to the Company a Nomination Submission (the "Nomination Submission" or "Submission" or "Notice") of the type called for by the Company's Bylaws ("Advance Notice Provision"). A true copy of those bylaws, as filed with the SEC, are attached hereto as Ex. A ("bylaws" or "Bylaws").

9.   The Submission provided 133 pages of information. A true and correct copy of the Submission is attached as Ex. B. The Company acknowledged publicly that submission. Attached hereto as Ex. D is a February 26, 2018 HomeStreet press release.

10.   Despite the fact that the Nomination Submission provided sufficient "Background and Qualification" information as required by the Bylaws to nominate the two

DECLARATION OF CHARLES W. GRIEGE, JR. IN SUPPORT OF
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DECLARATORY RELIEF - 2

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candidates and support the proposals, the Company announced in a public press release and a letter on March 1, 2018, (1) that the Nomination Submission in the unilateral view of the Company was deficient, and (2) that the period for nomination was now expired and that it would not entertain Blue Lion's nominations or proposals at the 2018 Annual Meeting. A true and correct copy of the March 1, 2018 press release and March 1, 2018 letter are attached hereto as Exhibits E and F.

11.   In a second letter dated March 9, 2018, the Company reaffirmed its rejection of the Notice, but also suggested that the Company's Chairman/CEO, Mark Mason, may have independently made this decision. A true and correct copy of that letter is attached as Ex. G hereto.

12.   The Blue Lion Entities, of which I am a part, were founded in 2005 and invest in undervalued securities with asymmetric risk/reward profiles. In its 12-year history, Blue Lion has never publicly campaigned for change at any of its portfolio investments. Blue Lion is neither an activist investor nor a shareholder with a short-term orientation. To the contrary, Blue Lion is a committed, long-standing investor that first invested in HomeStreet during the Bank's initial public offering in 2012 because of the Company's business opportunities.

13.   Blue Lion has been a shareholder of HomeStreet for most of the time that HomeStreet has been a public company – since 2012.

14.   Between 2012 and 2017, Blue Lion communicated regularly with management at HomeStreet. In fact, those communications were almost on a quarterly basis. The communications were cordial and constructive.

15.   Over the course of time, underperformance became the norm, personnel departures became alarming and the Bank's stated strategic plan was causing the Company's stock price to significantly underperform its peers to the point where Blue Lion needed to try a different approach in its communications and interactions with HomeStreet.

DECLARATION OF CHARLES W. GRIEGE, JR. IN SUPPORT OF
MOTION FOR PRELIMINARY INJUNCTION AND
DECLARATORY RELIEF - 3

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16.   On November 20, 2017, Blue Lion wrote a letter to the CEO/Chairman of HomeStreet, the first paragraph of which began as follows:

> "I am writing this letter reluctantly but feel I have no choice. I do not consider myself an activist nor have I ever written a letter of this kind. But, I feel compelled to explain why I believe it is time for changes to be made in the way HomeStreet, Inc. ("HMST" or the "Company") is being managed."

A true and correct copy of this letter is attached hereto as Ex. J.

17.   After laying out in great detail Blue Lion's concerns, Blue Lion as the fourth largest shareholder of HomeStreet at the time, asked for a board seat. In the absence of working "amicably [to] reach an agreement on [their] request," Blue Lion asked for an opportunity to meet with the full Board of Directors. Ex. J.

18.   On December 21, 2017, I, along with a Blue Lion colleague, met with the Board of Directors to provide a presentation on our views of the Company's strategy and offered various alternative views on changes that might be made moving forward that could increase the value for all shareholders of the Company.

19.   After that meeting, I was invited to meet with the CEO/Chairman, the lead independent Director and the Human Resource and Corporate Governance Committee of the Board, ostensibly to consider me as a possible candidate to be invited onto this Board. That meeting took place on January 8, 2018.

20.   Just three days later on January 11, 2018, HomeStreet issued a press release attaching a letter to all shareholders announcing that following a unanimous recommendation of the Human Resource and Corporate Governance Committee, the full Board of Directors unanimously voted to decline Blue Lion's request to place a nominee on its Board. In that open letter to all shareholders, the CEO/Chairman wrote:

> "The Board concluded the issues of greatest concern regarding the operating efficiency of our Bank are best addressed with the Company's current strategic plan…"

DECLARATION OF CHARLES W. GRIEGE, JR. IN SUPPORT OF
MOTION FOR PRELIMINARY INJUNCTION AND
DECLARATORY RELIEF - 4

BYRNES ♦ KELLER ♦ CROMWELL LLP
38TH FLOOR
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A true and correct copy of this release is attached hereto as Ex. K. I interpreted the release to mean that the Company did not believe it was necessary to have individuals with different ideas and ones that were not consistent with all current Board members in the Boardroom. The Board did not offer to Blue Lion that it would consider any other nominee.

21.   Just two weeks later, on January 25, 2018, HomeStreet publicly announced the appointment of a new Director to its Board. That Director, who, like me, had experience as an institutional bank stock investor, owned less than 1/20th of the stock that Blue Lion owned as HomeStreet's fourth largest investor. A true and correct copy of that press release is attached hereto as Ex. L.

22.   In advance of the nomination period expiring and in compliance with the Bylaws, Blue Lion nominated two independent director candidates and submitted three proposals.

23.   On February 23, 2017, Blue Lion delivered its 133 pages Nomination Submission to HomeStreet.

24.   Among the proposals, Blue Lion proposed a binding change to the Company's bylaws that would require that the roles of Chairman and CEO be separate. HomeStreet's bylaws permit one person to serve in both capacities. Blue Lion believes that one person with the combined role of Chairman and CEO diminishes the CEO's accountability to the Board and the ability of the Board to independently oversee management.

25.   Blue Lion also proposed that the Board take the steps necessary to declassify the Board, so that all directors are elected each year. Blue Lion believes that one-year director terms increase the Board's accountability to shareholders. This proposal puts at risk each director's three year term.

26.   The two Blue Lion's nominees are Ronald Tanemura and Paul Miller.

27.   Attached is an earlier press release that described that the Blue Lion entities intended to make nominations and vote in favor of them for the upcoming annual meeting

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board seat election. A true and correct copy of that press release is attached hereto as Ex. C. The various press releases filed since January 17, 2018, including the above, detail Blue Lion's intentions to solicit proxies and votes. These releases are routinely received and reviewed by HomeStreet when they are filed and released.

28.   At the time of providing the Submission on February 23, Blue Lion had not engaged a proxy solicitation firm, nor had costs for such a campaign been estimated.

29.   On February 26, 2018, the Company issued a press release saying that it was in receipt of Blue Lion's notice of nominations and proposals and that it would "carefully evaluate the notice." It went on to state in part that, "it is unfortunate that Blue Lion has chosen to initiate a proxy contest…." A true and correct copy is attached hereto as Ex. D.

30.   On March 1, 2018, the Company sent Blue Lion an eight page letter rejecting the notice and describing "32 instances of failure." It issued a press release simultaneously describing its decision. A true and correct copy of both are attached hereto as Exhibits E and F.

31.   Blue Lion provided a detailed letter to HomeStreet on March 8, 2018, providing clarifying information relating to its notice and resubmitted on March 9, 2018, out of an abundance of caution, a certification confirming and clarifying its prior notice. True and correct copies of these two letters are attached hereto as Exhibits H and I.

32.   In a subsequent letter dated March 9, 2018, reaffirming the decision to reject the nomination notice, HomeStreet explained that "it expects that the Company's Chairman will declare that Blue Lion's nominees and proposals shall be disregarded at the [annual] meeting...." This second letter suggests to me that the CEO/Chairman may have unilaterally decided to declare the Blue Lion notice invalid. A true and correct copy is attached hereto as Ex. G.

33.   At the time that the CEO/Chairman may have unilaterally decided or participated with the Board in deciding that Blue Lion's notice should be rejected, he and HomeStreet were aware that one of the proposals that was part of Blue Lion's notice called

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for the amendment of HomeStreet's Bylaws to require that the role of the CEO and Chairman be separated. The approval of such a proposal by HomeStreet's shareholders would have substantially diminished the CEO/Chairman's role within HomeStreet.

34.   At the time the decision was made by the full Board to reject Blue Lion's nomination notice, three directors were up for election at the annual meeting of shareholders. Two of the three directors were members of HomeStreet's Audit Committee. Those two long serving directors, on information and belief, understood they were and are extremely vulnerable to an election contest. They sat on the audit committee when the SEC found the Company had impeded an SEC investigation into improper accounting. And, both sat on the audit committee during part of the period in which HomeStreet's accounting records and accounting controls were found to be unlawful. At last year's board election, another audit committee member received a substantial rebuke from shareholders – with an unusual number (40 percent) of shareholders casting a protest vote (known as a "withhold vote") even though the election was not contested and no other candidates were running for election. I reviewed the Institutional Shareholder Services Report from last year and the election results for this information. Attached hereto as Ex. N is a true and correct excerpt from the Institutional Shareholder Services Report for last year relating to HomeStreet. Also attached as Ex. O is a true and correct excerpt from HomeStreet's 8K filing announcing the 2017 election results.

35.   All directors would be impacted by Blue Lion's proposal that jeopardized their three year terms by going to annual elections.

36.   The Company has nine directors, and only three slots are open in 2018. Blue Lion is seeking only to exercise the right that any shareholder of the Company has – the right to nominate a director and the right to run that candidate against the entrenched board. Blue Lion nominated just two candidates.

37.   Blue Lion believes that HomeStreet has tremendous potential to generate significant value for shareholders and the communities it serves. Unfortunately, numerous

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strategic missteps, inadequate corporate stewardship, and poor financial performance have eroded shareholder confidence, destroyed shareholder value and hurt the Bank's ability to serve its customers.

38.   Blue Lion firmly believes that the Company, given the right leadership and governance structure, can generate substantial and lasting value for shareholders.

39.   Over the course of this past year, in a determined effort to encourage positive changes, Blue Lion has initiated multiple conversations with the Company's management and the Board with the hopes that a costly proxy contest could be avoided.

40.   Despite Blue Lion's efforts to drive positive change through an engaged, constructive dialogue with the Company over the course of the last several years, it has been unsuccessful in getting a change in management views or a position on the Board of Directors. Again, on January 11, 2018, the Company made clear that it did not want change and wanted to stay the course with the Company's "current strategic plan."

41.   Blue Lion nominated candidates for the Board because Blue Lion believes that the entrenched management and the current board are not appropriately managing the Company. Simply put, management has become accepting of operating at a poor performance level in comparison to peers.

42.   Based on analytics it has run, and in reliance on available research and data, Blue Lion believes that HomeStreet has the lowest price-to-tangible book value multiple among its peers and regularly underperforms those peers on virtually every key operating metric. Despite operating in some of the best markets in the country, HomeStreet is failing relative to its peers and virtually every public bank in the country in almost every way. Applying commonly used performance metrics to compare HomeStreet with any bank peer group available, the bank is last or second to last on every metric in Blue Lion's analysis.

43.   Over the five years ending December 31, 2017, the total return for shareholders was 16 percent, significantly lower than the performance of its banking peers,

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the relevant bank indices (121 percent total five-year return) and the broader market as a whole.

44.   HomeStreet released fourth quarter and full-year 2017 earnings which were disappointing to Blue Lion. HomeStreet failed to execute on a strategy that would enable the Bank to reach its full potential or generate earnings and cash flow commensurate with its assets and opportunity.

45.   The Company's mortgage segment was unprofitable for the fourth time in the past five quarters. The commercial and consumer banking segment sold significantly more commercial real estate loans than it originated during the quarter, generating a one-time boost to earnings of more than 11 cents per share. This was designed to make the performance of the company look better than it otherwise would have. After adjusting for the high volume of sales of commercial real estate loans during the quarter (and the 11 cents per share boost to earnings from those sales), as well as a reasonable provision for loan losses (another 5 cents per share), HomeStreet missed consensus earnings estimates by 15 cents per share or 35 percent based on Blue Lion's analysis.

46.   Of tremendous concern to us, who have seen banks struggle because of inadequate controls and loan loss reserves, the Bank, despite significant new loan growth, did not make a commensurate adjustment to its loan loss provision. In fact, in 2017, the increase in the provision for loan losses was a mere $750,000, despite $680 million of net loan growth and a $4.1 million increase in the loan loss provision in 2016 based upon Blue Lion's review.

47.   During 2017, HomeStreet's commercial and consumer banking segment had net loan growth of more than $680 million. The Bank took a loan loss provision of $750,000 or 11 basis points on those loans. HomeStreet's allowance for loan losses currently sits at 90 basis points of originated loans (down from 100 basis points a year ago) while its Peers average 123 basis points. In plain terms, Blue Lion believes the Bank is not guarding sufficiently against the risk of loss in its loan business.

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48.   The Bank also is operating at too high an expense for operations. The Bank's efficiency ratio as judged by Blue Lion was 1,000 basis points higher than its peers in the Pacific Northwest and 1,800 basis points higher than its peers in California. Blue Lion believes that other shareholders share its concern that management is not doing enough to make the Bank more efficient.

49.   Another significant concern is turnover of key operating personnel. HomeStreet has had five CFOs or Chief Accounting Officers in its six-year public life.

50.   Further, HomeStreet was subject to an SEC investigation into its accounting practices where the SEC concluded in 2017 that HomeStreet violated various SEC statutes and regulations and took affirmative steps to impede its investigation. HomeStreet was sanctioned $500,000 with a civil penalty and forced to enter into a cease and desist decree with the SEC.   Attached hereto as Ex. P is a true and correct copy of that decree.

51.   Yet another area of shareholder concern is HomeStreet's acquisitions of other banks in other states, in particular California. Beginning in 2015, HomeStreet acquired Simplicity Bancorp ("Simplicity"), which was based in Los Angeles, California. Since the Simplicity deal, HomeStreet has opened numerous retail branches, loan production offices and loan fulfillment centers throughout Southern California. In addition, in February 2016, HomeStreet acquired Orange County Business Bank ("OCBB"). HomeStreet has continued to open bank and mortgage offices as far south as San Diego and in Northern California in an attempt to close the enormous gap between the southernmost tip of California and Seattle. Blue Lion does not believe HomeStreet's management can effectively and efficiently manage this geographic footprint and the results demonstrate such.

52.   In Blue Lion's view, HomeStreet's management continues to be overpaid for its efforts. In fact, there seems to be little relevance between compensation and true performance measures. So, in spite of HomeStreet performing at or near the bottom on every metric when compared to peers, its named executive officers are compensated near the top

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relative to all those peers. Further, the Board just recently renegotiated the employment

agreement of its Chairman and CEO, as well as its Chief Commercial Real Estate Lending

Officer, and rewarded both with handsome raises to their annual compensation despite the

dismal performance.

53.   Blue Lion believes based on its years of experience investing in companies that

the claimed deficiencies in the Company's letter were unfounded, inaccurate and immaterial

and will lead shareholders to believe that they now only have one choice in the upcoming

annual elections for directors.

54.   In fact, HomeStreet made clear in its March 9, 2018 letter:

> "If Blue Lion proceeds with soliciting proxies from
> shareholders for its proposed nominees and proposals for the
> Company's 2018 annual meeting of shareholders, the Company
> will advise its shareholders that it expects that the Company's
> Chairman will declare that Blue Lion's nominees and proposals
> shall be disregarded at the meeting and that, as a result, no
> proxies in favor of Blue Lion's nominees or proposals will be
> recognized and no votes cast in favor of Blue Lion's nominees
> or proposals will be tabulated." Ex. G.

55.   Blue Lion publicly filed with the Securities and Exchange Commission a

Schedule 13D when it became an owner of over five percent of HomeStreet's stock in

November 2017. It filed four amendments prior to the Notice deadline. In each Schedule

13D, Blue Lion describes in great detail the parties and affiliates that filed, their relationships

to one another, their shareholdings, whether shares were purchased with borrowed funds, any

arrangements and agreements with respect to the securities of the Company and more. All of

this information was known by, and available to, HomeStreet at the time we submitted our

notice. A collection of these 13Ds is attached hereto as Ex. M.

56.   The Record Date for the HomeStreet Annual Meeting has been set for

March 20, 2018, and the Annual Meeting Date for May 24, 2018. To effectively solicit

proxies from shareholders (and have time to convince them to vote for Blue Lion's candidates

and proposals), we will need to file our Preliminary Proxy Statement with the SEC by no later

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than the week of March 26, 2018. In a contested election, it normally takes two to three weeks to get final approval from the SEC before being able to print and mail the Proxy Statement to shareholders. Five to six weeks is a necessary amount of time to mail and solicit proxies in a contested election. As things now stand, shareholders will learn from publicly-filed letters, press releases or, likely, through HomeStreet's Proxy Statement that:

> ". . . Blue Lion's nominees and proposals shall be disregarded at the meeting and that, as a result, no proxies in favor of Blue Lion's nominees or proposals will be recognized . . ."

This communication with all shareholders will raise doubts whether a Shareholder who votes for Blue Lion will be wasting their vote and will likely effect the voter participation and support for Blue Lion. If HomeStreet's rejection of our notice remains unchanged, HomeStreet guarantees the incumbent directors' chances of winning by promising to reject our notice at the meeting. Moreover, if such a cloud is lifted too late in the solicitation process, they could effectively have already scared away enough voters to make a difference. Our right as a Shareholder to nominate and solicit proxies will be permanently impaired if we cannot have this decided immediately.

I declare under penalty of perjury under the laws of the state of Washington that this declaration is true and correct.

DATED in Key Largo, Florida, this 13th day of March, 2018.



Charles W Griege, Jr.

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Annex E

Declaration of Paul J. Miller in Support of
Motion for Preliminary Injunction and Declaratory Relief,
filed in the Superior Court of Washington
in and for King County on March 13, 2018

The Honorable Mary E. Roberts

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

BLUE LION OPPORTUNITY MASTER FUND, L.P.,

                  Plaintiff,

v.

HOMESTREET, INC.,

                  Defendant.

No. 18-2-06791-0 SEA

DECLARATION OF PAUL J. MILLER, JR. IN SUPPORT OF MOTION FOR PRELIMINARY INJUNCTION AND DECLARATORY RELIEF

Paul J. Miller, Jr., declares as follows:

1. I am over the age of 18, and have personal knowledge of and am competent to testify to the matters stated herein.

2. I have reviewed HomeStreet's letter dated March 1, 2018 from its counsel to Blue Lion and the items in paragraph 6 of that letter as it relates to my questionnaire submitted by Blue Lion on February 23, 2018. Although the letter identifies 10 questions which HomeStreet claims I did not properly respond to, there are actually 15 items if you were to include subparts.

3. I resubmitted the pages of my questionnaire that relate specifically to these 15 items on March 8, 2018 initialing and dating each clarifying response. I also signed again and dated the certification provided as part of the questionnaire. See attached Paul J. Miller, Jr., Board of Directors Questionnaire – clarifying pages.

4. Out of the 15 items complained of, 13 of the items involved the "absence" of information requested. In other words, there was no affirmative information to provide in

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response. See Questionnaire paragraphs 5n, 7(d)(1), 7(d)(2), 8(a), 8(b), 8(c), 8(f), 9, 10(d) 11(a), 11(b), 11(c) and 11(d).

5. In question 2b, were I answered "yes" to whether there was "any arrangement" between me and other persons relating to my nomination, I did not describe the arrangement. I have reviewed Blue Lion's February 23, 2018 letter and can confirm that Blue Lion accurately described that "arrangement" on pages 6 and 11 of that letter where they specifically described the arrangement between myself and Blue Lion. My clarifying response on March 8, 2018, directed HomeStreet to those same pages for such an arrangement.

6. Question 7(c)(10), after answering "yes" to whether I held "any financial or accounting-related professional certificates or licenses", I did not spell out those licenses and certifications because I had already attached my biography to the questionnaire where I indicated that I was a "chartered financial analyst, [since] 1998" and held "FINRA Series 7, 24 and 87" licenses. I reviewed the Blue Lion's February 23, 2018 letter, where they describe on page 3 that "Mr. Miller is a chartered financial analyst." All requested information was provided.

7. With respect to question 10(b), I misread the question to ask whether I had any credit extended to me by the "Bank," HomeStreet. In not responding, I was accurately disclosing that I had no such credit with the "Bank". Question 10(a) asked about the "Company" and 10(c) did as well, leading in part, to my confusion. I have since responded on March 8, 2018 to 10b by providing my outstanding personal mortgage information in detail to HomeStreet.

8. I also found the questionnaire confusing at times based on the following example of the instructions. Question 7(d)1 says "to be answered only by members or proposed member of the Compensation Committee" where I did not answer but the answer was no anyway.

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9. Other questions that I did not respond to were questions that relate to information for which I had no information to provide because there was none; and if there had been such information would have been already in the possession of the Company, examples being:

a. Question 7(d)(1) asks for any fees I may have received from the Company or its subsidiaries.

b. Question 8(a) asks for information relating to any transaction between me and the Company.

c. Question 8(f) asks for any arrangement I am aware of relating to any director, officer or controlling person of the Company.

d. Question 9 asks for any information regarding loans or indebtedness I have with the Company.

e. Question 10(d) asks for a description of any position I hold with the Company.

f. Question 11 asks in subparts (a-d) whether I am aware of any payments by the Company to its officers, directors, employees or agents.

10. All of the information I originally provided in my questionnaire that was submitted on February 23, 2018, was accurate at the time. Other than the answer to question 10(b) which I misunderstood, all affirmative information was provided.

I declare under penalty of perjury under the laws of the State of Washington that this declaration is true and correct.

DATED in MARCH, Virginia, this 12 day of March, 2018.

[signature]

Paul J. Miller, Jr.

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